

Parker

# The Premier Diversified Motion & Control Company
# Annual Report 2006



PARKER IS THE WORLD LEADER IN MOTION AND CONTROL TECHNOLOGIES, SERVING HUNDREDS OF MARKETS. WE ARE A DIVERSIFIED INVESTMENT IN OUR INDUSTRY SPACE, GENERATING STRONG RETURNS FOR OUR SHAREHOLDERS YEAR AFTER YEAR.

9 BILLION IN SALES
118 DIVISIONS
292 MANUFACTURING PLANTS
1,200 MARKETS
8,400 DISTRIBUTORS
57,000 EMPLOYEES
417,000 CUSTOMERS
900,000 PRODUCTS



PARKER TECHNOLOGIES ARE ESSENTIAL TO A WORLD IN MOTION.



**NET SALES**
Millions of Dollars


9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
02
03
04
05
06

**NET INCOME**
Millions of Dollars


630
560
490
420
350
280
210
140
70
0
02
03
04
05
06

**CASH FLOWS FROM OPERATING ACTIVITIES**
Millions of Dollars


1,000
900
800
700
600
500
400
300
200
100
0
02
03
04
05
06

**AVERAGE SALES/EMPLOYEE**
Thousands of Dollars


180
160
140
120
100
80
60
40
20
0
02
03
04
05
06

# THE YEAR IN REVIEW

| FOR THE YEARS ENDED JUNE 30, (in thousands, except per share data) | 2006 | 2005 | 2004 |
|---|---|---|---|
| **OPERATING DATA** | | | |
| Net sales | **$ 9,385,888** | $ 8,068,805 | $ 6,887,596 |
| Gross profit | **2,018,270** | 1,677,328 | 1,309,708 |
| Net income | **673,167** | 604,692 | 345,783 |
| Net cash provided by operating activities | **954,639** | 853,506 | 662,398 |
| Net cash (used in) investing activities | **(921,243)** | (565,383) | (270,472) |
| Net cash (used in) financing activities | **(194,192)** | (137,538) | (448,491) |
| **PER SHARE DATA** | | | |
| Diluted earnings per share | **$ 5.57** | $ 5.02 | $ 2.91 |
| Dividends | **.92** | .78 | .76 |
| Book value | **35.46** | 28.14 | 25.24 |
| **RATIOS** | | | |
| Return on sales | **7.2%** | 7.5% | 5.0% |
| Return on average assets | **9.0** | 9.3 | 5.7 |
| Return on average equity | **17.8** | 19.1 | 12.6 |
| Debt to debt-equity | **21.1** | 22.5 | 24.9 |
| **OTHER** | | | |
| Number of shareholders | **57,986** | 54,632 | 54,683 |
| Number of employees | **57,073** | 50,019 | 47,433 |



Don Washkewicz, Chairman of the Board and Chief Executive Officer, and Nick Vande Steeg, President and Chief Operating Officer

# LETTER TO SHAREHOLDERS

**In 2006, we delivered record results to our shareholders by executing the three pillars of our Win Strategy: Premier customer service, financial performance and profitable growth.**

The cover of this year's annual report illustrates the many dimensions that have enabled Parker to become *the* premier diversified motion and control company. **Indeed, diversification is one of our greatest strengths.** We are diverse in our global scope, the products we manufacture, the markets we reach, the customers we serve, and the talented people we employ. Our motion and control technologies are virtually everywhere – saving energy, speeding processes, building infrastructure, ensuring safety and improving lives. This focused breadth of capabilities helps us to **mitigate market risk, counter business cyclicality, and create ongoing opportunities for growth.** We believe investors will find few companies better positioned for consistent long-term performance.

And while we are diverse, we are also united by a single common platform: ***The Parker Win Strategy.*** Now in its sixth year, Parker's Win Strategy continues to be deployed across the globe in every part of our business. This simple framework provides each of our decentralized and entrepreneurial business units with operational clarity, the tools to execute, and the metrics to determine success. For shareholders, the result is a focused, yet diverse, company much greater than the sum of its parts.

## Winning Results Everywhere

Our employees' continued embrace of the Parker Win Strategy drove record results across the company in 2006.

- Sales climbed to $9.4 billion, an increase of 16.3 percent over 2005, with **organic growth** driving nearly half of the increase.
- Income from continuing operations increased 19.7 percent to a record $638.3 million, or $5.28 per diluted share, compared with $533.2 million or $4.43 per diluted share a year ago.
- Cash flow from operations reached a record $954.6 million or 10.2 percent of sales, surpassing last year's record of $853.5 million.
- We increased our annual dividend for the **50th consecutive year**, one of the longest records of dividend increases among the Standard & Poor's 500.
- We achieved near top quartile return on invested capital among our peers.
- We were ranked in the top 10 percent among *Barron's* magazine's 500 best performing companies.

## Multiple Paths to New Business

While our 2006 results were tremendous, our **growth prospects** are even more exciting. The good news for shareholders is that we are not dependent on any single avenue to generate that growth.

Consider **strategic acquisitions**. Few companies in our space have our record of success. During the past year, we acquired thirteen motion and control businesses, adding nearly $1 billion in annualized revenues and thousands of talented employees. Of particular note:

- **Domnick Hunter** dramatically adds to one of our strongest performing and fastest growing businesses: Filtration.
- **SSD Drives'** footprint in the U.S., Europe and China gives us a very strong position in the global electromechanical and drives market.
- Alliances with **Taiyo** and **Kuroda Pneumatics** evolved into majority positions, giving us additional growth platforms for Japan and the entire Asia Pacific region.

We continue to be **our industry's acquirer of choice**. As we identify additional opportunities in 2007, we will continue to invest in a focused and disciplined way.

Internally, we've ramped up our efforts to develop **breakthrough innovative products**. Though our Winovation program is still in its early stages, it is already yielding advancements such as intelligent hydraulic cylinders, regenerative filtration products, leak-sensing solenoid valves and conductive thermoplastics.

The marriage of acquired and internally developed products also increases our ability to grow through **system solutions**. Recent system wins include:

- Fuel, flight control and hydraulic systems for the new ARJ21 aircraft which will support the rapidly expanding civil aviation market in China. Market potential: Up to $300 million.
- A vehicle energy recovery system using hydraulic technology to improve fuel efficiency by up to 50 percent. Initial market potential: Up to $150 million.
- A high-throughput autosampler system using motion, fluidic and sealing technologies to eliminate bottlenecks in bioanalytical sample processing. Market potential: Up to $10 million annually.

We also grow through our cross sales leads program. Cross leads arise when one business unit of Parker finds an opportunity for a sister unit. This year, approximately 1,000 cross leads worldwide generated millions of dollars in **new business** that might not otherwise have been captured.

## Parker Continues Its Disciplined Approach To Strategic Acquisitions

DENQUIP, Hydraulics, South Africa
DOMNICK HUNTER, Filtration, UK
FILTRAN, Seal, US
HERL REFRIGERATION, Climate & Industrial Controls, Germany
KENMORE INTERNATIONAL, Climate & Industrial Controls, UK
KURODA PNEUMATICS, Automation, Japan
PORTER INSTRUMENT, Instrumentation, US
RESISTOFLEX AEROSPACE, Aerospace, US
SSD DRIVES, Automation, UK
STERLING HYDRAULICS, Hydraulics, UK
TAIYO, Hydraulics, Japan
TEXLOC & PAGE, Fluid Connectors, US
TTXE, Seal, US

Through it all, we have strategically maintained our roughly **50-50 balance** between OEM and MRO business. This gives us the ability to **grow profitably throughout business cycles,** supplying new products to original equipment makers when the economy is strong, and maintenance, repair and overhaul of parts when the cycle cools.

What's more, our **lean enterprise** efforts are amplifying the effect of all of our growth platforms through continuous cost reduction and operating efficiencies.

## Many Ways to Serve the Customer

We believe in creating value for our customers and shareholders through **premier customer service**. Everything begins with meeting the customer's delivery request date. Delivering when others can't is often


MARKETS
TECHNOLOGY
PEOPLE
CUSTOMERS
ACQUISITIONS
PRODUCTS
SERVICES
OPERATIONS
DISTRIBUTION
GEOGRAPHY

**Parker is diversified in its core components, all of which combine to create a focused company resistant to cyclicality, volatility, and risk. Our unique business model emphasizes decentralized divisions empowered to act quickly to meet customer needs.**

a strategic advantage for Parker. Our current on-time delivery rate of approximately 95 percent is rewarding us in the marketplace with strong orders. Using lean techniques and other elements of the Win Strategy, we're usually able to bring the businesses we acquire to this same high level of performance relatively quickly.

Another service differentiator is our global network of 12,000 independent distributor, wholesale and retail locations. Through this distinctive resource, Parker products and services are almost never out of reach. Examples abound, from helping bring gas and oil producers back online in the aftermath of Hurricane Katrina to repairing heavy equipment at China's Three Gorges Dam, the world's largest construction project.

Other value-added services, including custom manufacturing, inventory management, kitting, Hose Doctor service vans, online ordering and technical training, plus the long service and low turnover of our workforce, continue to make Parker **a preferred supplier** for new and existing customers alike.

## World of Market Opportunities

Parker technologies are essential to a world in motion. Hundreds of industries rely on our engineering. Our hydraulics let us move massive loads. We automate factory assembly lines, and we shield the delicate electronics in hand-held devices. Our cooling expertise lets us chill everything from ice cream to computer chips. We filter drinking water and diesel fuel. We harvest crops, we generate power, and we fly. And emerging areas such as life sciences and fuel cells demonstrate our ability to apply our core expertise in new ways.

Global customer needs in these markets drive our **geographic expansion.** This year we added to our operational, sales and service capabilities in numerous countries, including strategic growth regions such as India, China and Turkey. We will continue to follow our many customers wherever they may need us.

**Investors can take comfort** in this combination of market and geographic diversification. Clearly, our fortunes are not tied to any single market or business. We are positioning ourselves to weather volatility and for continued global growth.

## Greater Than the Sum of Our Parts

**Diversification within our industry is good.** Our record performance in 2006 is proof of that. In 2007 and beyond, we will continue to capitalize on Parker's many facets for the benefit of all our stakeholders.

Among **our continuing goals:**

- Compound growth rate of greater than 10 percent.
- Top quartile return on invested capital among our peers.
- Operating cash flow of greater than 10 percent.
- Continued dividend growth.

So, as we close 2006, we thank our **customers** for giving us the opportunity to earn and maintain their business. We thank our **distributors** and business partners who continue to help us grow. We thank our **57,000 talented and hard-working employees** who continue to execute our Win Strategy. **And we thank you, our shareholders, for entrusting us with the management of your investment in Parker, the premier diversified motion and control company.**

Sincerely,

Donald E. Washkewicz
*Chairman and Chief Executive Officer*

Nickolas W. Vande Steeg
*President and Chief Operating Officer*


Parker's Win Strategy
Vision
The #1 Motion & Control Company
Goals
#1 Premier Customer Service
Financial Performance
Profitable Growth
STRATEGIES
Delivery of Quality Products on Time
Value Added Services
Best Systems - PHconnect
Suppliers: Strategic Procurement
Operations: Lean
Customers: Strategic Pricing
European Initiatives
Internal
Acquisitions
Globalization
Innovative Products
Systems Solutions
Strong Distribution
Parker
Empowered Employees

The Win Strategy gives clarity to our people and operations around the world. Our vision of being the #1 motion and control company rests on the relentless execution of the strategy's pillars of premier customer service, financial performance and profitable growth.

# GROWTH

## Multiple Paths to New Business



STRATEGY ▶ EXECUTION ▶ RESULTS ▶

Diversification begins at Parker with the way we grow. By mixing organic growth with strategic acquisitions, we can expand profitably while avoiding reliance on any single product line, business, or geographic area.

This balanced formula delivers **reliable growth year after year.**

As customer needs become more complex, our industry-leading product breadth and systems capabilities drive our **organic growth.** Additional growth comes from our Winovation methodology, which directs our resources to innovative product ideas with the highest market potential.

**Acquisitions** result from staying close to potential partners. As such businesses become available, our superior cash flow enables us to act decisively. Our goal is to remain the motion and control industry's acquirer of choice.

Parker increased revenues by $1.3 billion this fiscal year. **Organic growth accounted for approximately half of the increase,** as customers continued to rely on our combination of technical expertise, product availability and premier customer service.

We also completed a **record thirteen acquisitions** this year, all complementary to one or more of our core motion and control technologies. These businesses continue to add new and growing revenue streams.

# MARKETS

## WORLD OF OPPORTUNITIES



### STRATEGY ▸

**Parker serves thousands of customers in many end markets.** As a result, we are not overly dependent on any one industry for revenues and profits.

This diversification strategy means overall business cycles tend to be less volatile for us, competitors find it difficult to match us, and risk is reduced for those who invest in us.

### EXECUTION ▸

The essential nature of Parker's technologies enables us to apply them just about anywhere.

For example, our filtration know-how reduces engine emissions and purifies semiconductor fabrication. Sealing proficiency reduces hazardous leaks and shields electronic devices. Cooling expertise chills vaccines and refrigerates food warehouses.

Solving these and other motion and control challenges transcends geographic boundaries. Our people, products and operations respond to customer needs wherever they may be.

### RESULTS ▸

Parker has diversified into 1,200 markets. **No single market dominates our business.**

We have maintained leadership in our growing traditional markets, and we are penetrating new high-margin, counter-cyclical markets such as fuel cells, life sciences, electronics, and pharmaceuticals.

**The payoff: A 9.3 percent compound annual growth rate over the last twenty years and 9.4 percent over the last five.**





# SERVICE

## Adding Value Throughout the Chain




PHconnect

### STRATEGY ▶

Parker's excellence in service is based on the foundation of delivering quality products on time.

We extend our basic service promise through our **global network of more than 12,000 independent distributor locations.** This competitive differentiator ensures replacement products and technical expertise are readily available.

Finally, we elevate the service experience by **partnering** with our customers, improving their designs, removing waste from their processes, and **increasing their profits.**

### EXECUTION ▶

Despite ever-shortening customer lead times, our lean operations are providing on-time deliveries when **competitors cannot.**

Together with our distributors, we are meeting customer requests for just-in-time replenishment programs, customized kits, and on-site engineering.

Service innovations, such as retail ParkerStores, Hose Doctor emergency repair vans, mobile Tech Tours, and our PHconnect Web portal, continue to make us **a supplier of choice.**

### RESULTS ▶

All of our operating divisions are at or nearing our **95 percent or above on-time delivery** goal. The year also saw our North America 1-800-C-PARKER call center process nearly 200,000 customer inquiries.

Our channel partners continue to find new ways to serve Parker's end customers. Sales to our top 100 global distributors grew nearly 17 percent.

These and other examples are among the many steps in our continuing customer service journey.

# PEOPLE

## DIVERSE TALENTS TO GROW DIVERSE MARKETS



**STRATEGY ▶ EXECUTION ▶ RESULTS ▶**

### STRATEGY

We've built our entire Win Strategy on the concept of empowered employees. The **local knowledge and expertise** of Parker's 57,000-member team lets us understand and meet customer needs in dozens of countries.

Employees know that their skills, more than any other factor, are what make them valuable. They recognize that Parker's continued success depends on their diverse talents, cultures and points of view.

### EXECUTION

Parker is continually **deepening its talent pool.** We recruit from dozens of colleges each year, seeking outstanding functional skills balanced with diverse life experiences.

Current employees, new recruits, and people joining Parker via acquisition grow their skills through more than 100 core courses, 800 online courses, and company-sponsored academic study.

Succession planning is also addressed continuously, placing the **best talent in the most critical jobs.**

### RESULTS

Our diverse workforce is making us stronger and more competitive.

By embracing lean concepts, **Parker employees have steadily increased their productivity,** as measured by sales per employee. Local empowerment has also enabled them to decrease inventory and improve customer service.

At Parker, what we know and how diligently we apply our knowledge in concert with others will always be of greatest importance. Diverse talent is a strength we celebrate.

# TECHNOLOGY

## A PORTFOLIO OF ESSENTIAL ENGINEERING



**STRATEGY ▶ EXECUTION ▶ RESULTS ▶**

### STRATEGY

Market diversification comes from our related core technologies: Hydraulics, pneumatics, electro-mechanical, filtration, sealing & shielding, process control, fluid & gas handling, aerospace and climate control.

**We are experts** in applying and developing each technology. We have assembled the widest product breadth available from any single manufacturer in our industry.

We leverage our capabilities into integrated systems that often combine multiple technologies. **We strive to meet the entire range of customer needs.**

### EXECUTION

**Our Winovation process is spurring advancements in the next generation of motion and control technologies,** such as hollow fiber membrane gas separation, laser optic particle detection, alternative refrigerants, smart materials, and intelligent devices.

**We provide systems.** We've married hydraulic, fluid handling and filtration technologies for off-road vehicles. In aerospace, we deliver fuel, hydraulic, flight control, pneumatic and inerting systems. We've even combined motion, sealing and fluidics to simplify medical sample analysis.

### RESULTS

Parker technology is **solving increasingly complex customer problems**. We are purifying air and water, reducing pollution, increasing energy efficiency, building infrastructure, aiding the disabled, and facilitating communication.

Our repeated ability to apply our technologies is resulting in greater demand and profitable growth. Our reputation for innovation continues to expand.

In every case, the goal is the same: **A differentiated product or system with a clear competitive advantage.**

# PERFORMANCE
## GREATER THAN THE SUM OF O...


s Win Stra
e #1 Motion & Control C
Financial Performance
er Service

## STRATEGY ▶

**Parker's Win Strategy** is raising the performance of the company for the benefit of all Parker stakeholders. We are serving the customer, growing profitably, and performing financially.

**Our Win Strategy** relies on a set of center-led initiatives designed to capture value across the entire chain.

Our commitment to strategic procurement, strategic pricing and lean enterprise has not and will not change. We are focused on **sustained operational excellence.**

## EXECUTION ▶

Strategic procurement agreements are providing flows of raw materials, even when competitors experience shortages. Pricing specialists are finding and capturing the true value of our products. All employees are solving problems by using standard lean tools and metrics.

These initiatives are being **implemented daily** at our 118 divisions. Our lean journey continues ever forward, as we seek **to increase efficiency** in every functional area.

## RESULTS ▶

Our reduced supplier base is providing cost-saving ideas worth millions. Lean has improved productivity as measured by sales per employee. Inventory is down and service levels are up.

In 2006, we generated returns above our cost of capital, and we remained near the **top quartile in return on invested capital among our peers. Cash flow, sales and earnings are at record levels.**

2006 also marked our **50th consecutive fiscal year of increased dividends.**

## Cash Flow from Operations

Millions of Dollars



Net Cash
% of Sales
$1,000
800
600
400
12%
10
8
6
4
01
02
03
04
05
06


Record Dollars in 2006 - In 2006, cash flow from operations reached a record $954.6 million or 10.2% of sales. This strong position allows us the flexibility to invest in strategic acquisitions, develop innovative products, develop our employees, repurchase shares and provide dividends.

## Our North By Northwest Goal



16%
14
12
10
8
6
4
2
0
% of Return on Sales
GOAL
06
05
04
03
02
.30
.40
.50
.60
.70
.80
Net Assets/Sales


Above-the-Line Performance in 2006 - This chart contains two important financial measures: Operating margin and net assets/sales. The corporate goal, represented by the line, helps divisions focus on controlling costs and assets while growing sales. The quickest way to meet the target is to move "north by northwest." Since the launch of the Win Strategy, Parker has steadily moved toward the goal, reaching the line in 2005 and eclipsing it in 2006.

# FINANCIAL STRENGTH

**Over the last five years, Parker's Win Strategy has driven the company's financial performance to a higher level. As our employees continue to execute our Win Strategy, we will continue to operate from a position of financial strength, enabling us to invest in strategic new opportunities, grow our business, and provide strong returns to our shareholders.**

## Parker ROIC Versus Peers' ROIC*



32.5%
32.1%
28.0%
25.9%
21.2%
PARKER 20.9%
20.7%
18.7%
18.1%
16.7%
16.6%
15.8%
15.4%
14.9%
12.6%
12.6%
9.5%
8.0%
6.9%
Peers
Parker
0%
5%
10%
15%
20%
25%
30%
35%
Return on Invested Capital %


Strong ROIC Performance in 2006 - Our ROIC continues to outpace our weighted average cost of capital, creating value for our shareholders.

*Return on Invested Capital (ROIC) is defined as: Earnings before interest and taxes (EBIT) divided by average capital (average of debt and equity at the beginning and end of the fiscal year). Parker's ROIC peers include CAT, CBE, CMI, DE, DHR, DOV, EMR, ETN, FLS, GR, HON, IR, ITT, ITW, PLL, ROK, SPW, and TXT. The information for Parker and its peers is based on the last completed fiscal year of each company.

# FINANCIAL REVIEW



**FIVE-YEAR COMPOUND SALES GROWTH**
— Goal: 10%



15.0%
10.0%
5.0%
02 03 04 05 06


**RETURN ON SALES**
— Goal: 6.5%



9.0%
6.0%
3.0%
02 03 04 05 06


**AVERAGE ASSETS/ SALES**
— Goal: $.80



$1.20
$.80
$.40
02 03 04 05 06


**RETURN ON AVERAGE EQUITY**
— Goal: 15.0%



24.0%
16.0%
8.0%
02 03 04 05 06


**DIVIDEND PAYOUT RATIO**
— Goal: 25.0%



75.0%
50.0%
25.0%
02 03 04 05 06


# MANAGEMENT'S DISCUSSION AND ANALYSIS

## Overview

The Company is a leading worldwide diversified manufacturer of motion control technologies and systems, providing precision engineered solutions for a wide variety of commercial, mobile, industrial and aerospace markets.

The Company's order rates provide a near-term perspective of the Company's future revenues particularly when viewed in the context of prior and future order rates. The Company publishes its order rates on a monthly basis. The lead time between the time an order is received and revenue is realized can range from one day to 12 weeks for commercial, mobile and industrial orders and from one day to 18 months for aerospace orders. The Company believes the leading economic indicators of these markets that have a strong correlation to the Company's future order rates are the Institute of Supply Management (ISM) index of manufacturing activity with respect to commercial, mobile and industrial markets and aircraft miles flown, revenue passenger miles and Department of Defense spending for aerospace markets.

An ISM index above 50 indicates that the manufacturing economy is expanding resulting in the expectation that the Company's order rates in the commercial, mobile and industrial markets should be positive year-over-year. The ISM index at the end of fiscal 2006 was 53.8 compared to 54.0 at the end of June 2005. With respect to the aerospace market, aircraft miles flown and revenue passenger miles in 2006 have shown moderate improvement over comparable fiscal 2005 levels and the Company expects continued improvement in 2007. The Company anticipates that Department of Defense spending in fiscal 2007 will remain at the fiscal 2006 levels.

The Company also believes that there is a high correlation between interest rates and Industrial manufacturing activity. The Federal Reserve raised the federal funds rate eight times during fiscal 2006. Additional increases in interest rates could have a negative impact on industrial production thereby lowering future order rates.

The Company's major opportunities for growth are as follows:

- Leverage the Company's broad product line with customers desiring to consolidate their vendor base and outsource engineering,
- Marketing systems solutions for customer applications,
- Expand the Company's business presence outside of North America,
- New product introductions, including those resulting from the Company's innovation initiatives, and
- Strategic acquisitions in a consolidating industry.

The financial condition of the Company remains strong as evidenced by the continued generation of substantial cash flows from operations, a debt to debt-equity ratio of 21.1 percent, ample borrowing capabilities and strong short-term credit ratings. Cash flows from operations in 2006 were $955 million, or 10.2 percent of sales.

Many acquisition opportunities remain available to the Company within its target markets. During fiscal 2006, the Company completed 13 acquisitions whose aggregate annual revenues were approximately $983 million. The Company believes that future financial results will reflect the benefit of a fast and efficient integration of the companies recently acquired. Acquisitions will continue to be considered from time to time to the extent there is a strong strategic fit, while at the same time, maintaining the Company's strong financial position. The Company will also continue to assess the strategic fit of its existing businesses and initiate efforts to divest businesses that are not considered to be a good long-term fit for the Company, as evidenced by the divestitures completed in fiscal 2006 and 2005.

Current challenges facing the Company include maintaining premier customer service levels while benefiting from strong customer demand, successfully matching price increases to raw material cost increases and managing rising expenses related to employee retirement and health care benefits. The Company is also challenged with trying to minimize the potential adverse impact of the weakening financial condition of its automotive market customers. The Company has implemented a number of strategic financial performance initiatives relating to growth and margin improvement in order to meet these challenges, including strategic procurement, strategic pricing, lean manufacturing and business realignments.

The discussion below is structured to separately discuss each of the financial statements presented on pages 20 to 23. All year references are to fiscal years.

## Discussion of Consolidated Statement of Income

The Consolidated Statement of Income summarizes the Company's operating performance over the last three fiscal years.

| (millions) | 2006 | 2005 | 2004 |
|---|---|---|---|
| Net sales | **$ 9,386** | $ 8,069 | $ 6,888 |
| Gross profit margin | **21.5%** | 20.8% | 19.0% |
| Selling, general and administrative expenses | **$ 1,037** | $ 860 | $ 766 |
| Goodwill impairment loss | | | 1 |
| Interest expense | **76** | 67 | 73 |
| Other (income) expense, net | **(9)** | 8 | (1) |
| Loss (gain) on disposal of assets | **15** | 4 | (2) |
| Effective tax rate from continuing operations | **29.1%** | 27.8% | 29.8% |
| Income from continuing operations | **$ 638** | $ 533 | $ 332 |
| Income from continuing operations, as a percent of sales | **6.8%** | 6.6% | 4.8% |
| Discontinued operations | **$ 35** | $ 72 | $ 14 |
| Net income | **$ 673** | $ 605 | $ 346 |

**NET SALES** in 2006 were 16.3 percent higher than 2005. The increase in sales in 2006 primarily reflects higher volume experienced across all Segments. Acquisitions completed within the last 12 months contributed about one-half of the net sales increase. The effect of currency rate changes reduced net sales by approximately $38 million.

Net sales in 2005 were 17.1 percent higher than 2004. The increase in sales in 2005 primarily reflects higher volume experienced throughout all of the Company's Segments, especially in the Industrial North American and Industrial International operations. Acquisitions completed within the last 12 months contributed about one-third of the sales increase and the effect of currency rate changes increased net sales by approximately $165 million.

During 2006, the Company experienced strong business conditions in most of the markets that the Industrial North American businesses serve. The Company anticipates that favorable business conditions will prevail for most of 2007 translating into sales growth in the mid-single digit range and operating margins remaining close to their 2006 level. Sales in the Industrial International operations are expected to increase approximately 18 percent with operating margins expected to remain at or be slightly higher than their 2006 level. Aerospace operations sales are expected to increase in the mid-single digit range with operating margins remaining near their 2006 level. Climate & Industrial Controls sales are expected to increase in the mid-single digit range with an operating margin improvement of about 25 percent over their 2006 level.

**GROSS PROFIT MARGIN** was higher in 2006 primarily due to a combination of the increase in sales as well as the effects of the Company's financial performance initiatives, especially in the areas of lean manufacturing and strategic procurement. Included in 2006 gross profit is $10.3 million of expense related to stock-based compensation awards. The higher margins in 2005 reflect the effects of the Company's financial performance initiatives, resulting in better manufacturing utilization levels. Current-year acquisitions, not yet fully integrated, negatively affected the current-year gross margin.

**SELLING, GENERAL AND ADMINISTRATIVE EXPENSES** increased 20.5 percent in 2006 primarily due to the higher sales volume, $23.1 million of expense related to stock-based compensation awards, higher amortization expense related to intangible assets and higher incentive compensation.

**GOODWILL IMPAIRMENT LOSS** in 2004 resulted from the Company's goodwill impairment test required to be performed under the provisions of SFAS No. 142. No impairment loss was required to be recognized in 2006 or 2005.

**INTEREST EXPENSE** increased in 2006 primarily due to higher average debt outstanding resulting from an increase in borrowings used to fund acquisition activity in 2006. Interest expense declined in 2005 as a result of lower average debt outstanding.

**LOSS (GAIN) ON DISPOSAL OF ASSETS** includes, plant and equipment disposals, divestitures of businesses and asset impairments and other miscellaneous asset adjustments.

| (millions) | 2006 | 2005 | 2004 |
|---|---|---|---|
| Plant and equipment disposals | **$ (1)** | $ 3 | $ 2 |
| Divestitures | **10** | | (11) |
| Asset adjustments | **6** | 1 | 7 |

See Note 2 on page 26 for a discussion of divestitures. See Note 3 on page 27 for a discussion of asset adjustments.

**EFFECTIVE TAX RATE FROM CONTINUING OPERATIONS** in 2006 was higher primarily due to a lower level of research and development tax credits as compared to 2005, partially offset by the effect of tax planning initiatives. The effective tax rate in 2005 was lower primarily due to a favorable ruling obtained from the Internal Revenue Service regarding research and development tax credits as well as the effect of tax planning initiatives related to recent acquisitions.

**INCOME FROM CONTINUING OPERATIONS** – In addition to the individual income statement items discussed above, net income in 2006 and 2005 was adversely affected by an additional expense of approximately $15 million and $11 million, respectively, related to domestic qualified defined benefit plans. The increase in expense associated with the Company's domestic qualified defined benefit plans resulted primarily from changes in actuarial assumptions for 2006 and higher amortization of prior years' actuarial losses. Net income in 2007 is expected to be positively affected by a decrease in pension expense related to the Company's domestic qualified defined benefit plans of approximately $19 million. The decrease in pension expense in 2007 is primarily due to an increase in the discount rate from 5.25 percent to 6.0 percent and lower expense from the amortization of prior years' actuarial losses.

**DISCONTINUED OPERATIONS** represents the operating results and related gain on the sale, net of tax, of the Astron Buildings business which was divested in August 2005 and the Wynn's Specialty Chemical business which was divested in December 2004.

**OTHER COMPREHENSIVE INCOME (LOSS) –** Items included in other comprehensive income (loss) are gains and losses that under generally accepted accounting principles are recorded directly into stockholders' equity. The following are the Company's items of other comprehensive income (loss):

| (millions) | 2006 | 2005 | 2004 |
|---|---|---|---|
| Foreign currency translation | **$ 104** | $ 13 | $ 34 |
| Net unrealized (loss) gain on marketable equity securities | | (11) | 5 |
| Minimum pension liability | **167** | (154) | 95 |
| Net unrealized gain (loss) on cash flow hedges | **5** | (7) | |

The change in foreign currency translation in 2006 primarily resulted from the weakening of the U.S. dollar against most other currencies. The minimum pension liability was recorded in comprehensive income in accordance with the requirements of SFAS No. 87 (see Note 10 on page 30 for further discussion).

## Discussion of Business Segment Information

The Business Segment information presents sales, operating income and assets on a basis that is consistent with the manner in which the Company's various businesses are managed for internal review and decision-making. See Note 1 on page 24 for a description of the Company's reportable business segments.

### Industrial Segment

| (millions) | 2006 | 2005 | 2004 |
|---|---|---|---|
| Sales | | | |
| North America | **$ 3,993** | $ 3,517 | $ 3,017 |
| International | **2,903** | 2,398 | 1,970 |
| Operating income | | | |
| North America | **597** | 468 | 291 |
| International | **354** | 267 | 160 |
| Operating income as a percent of sales | | | |
| North America | **15.0%** | 13.3% | 9.6% |
| International | **12.2%** | 11.1% | 8.1% |
| Backlog | **$ 1,178** | $ 944 | $ 840 |
| Assets | **6,154** | 4,714 | 4,277 |
| Return on average assets | **11.0%** | 10.4% | 7.1% |

Sales in 2006 for the Industrial North American operations were 13.6 percent higher than 2005 following a 16.6 percent increase from 2004 to 2005. The increase in sales in 2006 was primarily due to acquisitions, which accounted for about one-half of the sales increase, as well as higher end-user demand experienced in virtually all markets, with the largest increases in heavy-duty truck, construction, mobile equipment and oil and gas. The sales increase from 2004 to 2005 was primarily due to higher end-user demand experienced in the heavy-duty truck, construction and agriculture and mobile equipment markets.

Sales in the Industrial International operations increased 21.0 percent in 2006 following an increase of 21.8 percent from 2004 to 2005. The sales increase in 2006 was primarily due to acquisitions, which accounted for about 70 percent of the sales increase, as well as higher volume in Europe and the Asia Pacific region, partially offset by lower volume in Latin America. Foreign currency rate changes reduced net sales in 2006 by $54 million. The increase in sales from 2004 to 2005 was primarily due to higher volume across most markets in Europe, Latin America and the Asia Pacific region. Acquisitions completed in 2005 and the effect of foreign currency rate changes each contributed about 30 percent of the sales increase.

The higher Industrial North American operating margins in 2006 and 2005 were primarily due to the increased sales volume as well as operating efficiencies. The operating efficiencies reflect the execution of the Company's financial performance initiatives, especially in the area of lean manufacturing and strategic procurement. Acquisitions, not yet fully integrated, negatively impacted margins in both 2006 and 2005. Included in Industrial North American operating income in 2006, 2005 and 2004 are business realignment charges of $5.4 million, $3.7 million and $9.1 million, respectively. The business realignment charges resulted from actions the Company took to structure the Industrial North American operations to operate in their then current economic environment and primarily consisted of severance costs and costs relating to the consolidation of manufacturing operations.

The Industrial International operating margin improvement in 2006 and 2005 was primarily due to the higher sales volume, especially throughout all businesses in Europe, as well as the effects of the Company's financial performance initiatives. Acquisitions, not fully integrated, negatively impacted margins in 2006 and 2005. Operating income in 2006, 2005 and 2004 included $10.3 million, $9.9 million and $4.5 million, respectively, of business realignment charges that were taken to appropriately structure primarily the European operations.

Industrial Segment order rates were higher throughout 2006 as virtually all markets experienced continued strength in end-user demand. The Company expects order entry levels in 2007 in most markets of the Industrial North American operations to be relatively flat or decline slightly as compared to their 2006 levels. The Company expects sales in the Industrial International operations to increase about 18 percent over 2006 reflecting strong end-user demand and the sales contribution from acquisitions completed in 2006. Operating margins in both the Industrial North American and Industrial International operations are expected to remain at or be slightly higher than their 2006 level. Industrial International operating margin in 2007 is expected to be adversely affected by recent acquisitions that will not be completely integrated for the entire year. As part of the Company's financial performance initiatives, the recognition of additional business realignment charges may be required in 2007.

The increase in total Industrial Segment backlog in 2006 and 2005 is primarily due to acquisitions, which contributed about one-half of the increase in both 2006 and 2005, as well as higher order rates in both the Industrial North American and Industrial International businesses.

The increase in assets in 2006 and 2005 was primarily due to current-year acquisitions and the effect of currency fluctuations partially offset by a decrease in plant and equipment.

### Aerospace Segment

| (millions) | 2006 | 2005 | 2004 |
|---|---|---|---|
| Sales | **$1,505** | $1,359 | $1,216 |
| Operating income | **221** | 199 | 158 |
| Operating income as a percent of sales | **14.7%** | 14.7% | 13.0% |
| Backlog | **$1,328** | $1,229 | $1,203 |
| Assets | **748** | 658 | 635 |
| Return on average assets | **31.4%** | 30.8% | 24.3% |

Sales in 2006 increased 10.7 percent compared to an increase of 11.8 percent from 2004 to 2005. The increase in sales in both 2006 and 2005 primarily reflects the continued recovery of the commercial airline industry, in both the original equipment manufacturer (OEM) and aftermarket markets as well as continued strong demand in the military market.

Despite the higher sales volume in 2006, operating margin remained at the 2005 amount of 14.7 percent primarily due to a higher concentration of 2006 sales occurring in the commercial and military OEM businesses as well as higher engineering costs incurred in 2006 for new programs. The higher margins in 2005 were primarily due to the higher sales volume as well as product mix partially offset by higher aircraft product liability insurance premiums. The continued implementation of the Company's financial performance initiatives also positively affected margins in 2006 and 2005.

The increase in backlog in 2006 was primarily due to higher order rates experienced in both the commercial and military businesses. The slight increase in backlog in 2005 was primarily due to higher order rates in the commercial businesses being partially offset by lower order rates in the military business. The upward trend in commercial order rates experienced in 2006 is expected to continue in 2007. Military order rates are expected to be slightly lower in 2007. Heavier commercial OEM volume in future product mix could result in lower margins.

The increase in assets in 2006 and 2005 was primarily due to increases in accounts receivable and inventory partially offset by a decline in plant and equipment. A portion of the increase in assets in 2006 was also attributable to an acquisition.

### Climate & Industrial Controls Segment

| (millions) | 2006 | 2005 | 2004 |
|---|---|---|---|
| Sales | **$ 985** | $ 794 | $ 671 |
| Operating income | **83** | 75 | 72 |
| Operating income as a percent of sales | **8.5%** | 9.4% | 10.7% |
| Backlog | **$ 190** | $ 131 | $ 122 |
| Assets | **812** | 696 | 361 |
| Return on average assets | **11.0%** | 14.2% | 19.5% |

Sales in 2006 increased 24.0 percent compared to an 18.3 percent increase in sales from 2004 to 2005. The increase in sales in 2006 was primarily due to acquisitions, which accounted for about one-half of the sales increase, as well as higher end-user demand in the residential air conditioning market, which is being driven by energy efficiency legislation. The increase in sales in 2005 was the result of current-year acquisitions partially offset by lower end-user demand experienced in the automotive market. The lower margins in 2006 are primarily due to manufacturing inefficiencies related to recent plant relocations and integration costs related to recent acquisitions. The lower margins in 2005 are primarily due to unfavorable overhead absorption levels and higher automotive platform set-up costs as compared to 2004. Operating income in 2006 included $3.6 million of business realignment charges.

During 2006, the Climate & Industrial Controls Segment experienced strong business conditions in the residential air conditioning market and soft business conditions in the automotive market. For 2007, business conditions in the residential air conditioning market are anticipated to be strong while business conditions in the automotive market are not expected to improve significantly. Sales in 2007 are anticipated to increase in the mid-single digit range with a corresponding 25 percent increase in operating margin. Operating margins in 2007 are expected to benefit from the completion of recent plant relocations and margin contributions from recent acquisitions which have now been completely integrated.

The increase in assets in 2006 was primarily due to acquisitions and an increase in accounts receivable and inventory partially offset by a decline in plant and equipment. The increase in assets in 2005 was primarily due to acquisitions.

**CORPORATE** assets decreased 42.2 percent in 2006 and 13.7 percent in 2005. The fluctuation in 2006 is primarily due to a decrease in cash partially offset by an increase in investments and a decrease in inventory reserves. The fluctuation in 2005 was primarily due to a decrease in accounts receivable, investments and net assets of discontinued operations and an increase in inventory reserves.

## Discussion of Consolidated Balance Sheet

The Consolidated Balance Sheet shows the Company's financial position at year-end, compared with the previous year-end. This statement provides information to assist in assessing factors such as the Company's liquidity and financial resources.

| (millions) | 2006 | 2005 |
|---|---|---|
| Accounts receivable | **$ 1,592** | $ 1,225 |
| Inventories | **1,183** | 1,017 |
| Plant and equipment, net | **1,694** | 1,581 |
| Investments and other assets | **859** | 832 |
| Goodwill | **2,010** | 1,371 |
| Intangible assets, net | **471** | 240 |
| Accounts payable, trade | **771** | 569 |
| Shareholders' equity | **4,241** | 3,340 |
| Working capital | **$ 1,458** | $ 1,455 |
| Current ratio | **1.87** | 2.12 |

**ACCOUNTS RECEIVABLE** are primarily receivables due from customers for sales of product ($1,475.9 million at June 30, 2006 and $1,111.1 million at June 30, 2005). The current-year increase in accounts receivable is primarily due to acquisitions as well as a higher level of sales experienced in the latter part of the current fiscal year as compared to fiscal 2005. Days sales outstanding relating to trade receivables for the Company increased to 51 days in 2006 compared to 47 days in 2005. The increase in days sales outstanding is primarily due to accounts receivable of companies acquired during the latter part of 2006.

**INVENTORIES** increased primarily due to acquisitions. Days supply of inventory on hand decreased to 60 days in 2006 from 65 days in 2005.

**PLANT AND EQUIPMENT, NET** of accumulated depreciation, increased in 2006 primarily due to plant and equipment acquired in current-year acquisitions partially offset by depreciation expense exceeding capital expenditures.

**GOODWILL** increased primarily as a result of current-year acquisitions.

**INTANGIBLE ASSETS, NET** consist primarily of patents, trademarks and customer lists. Intangible assets, net increased primarily due to current-year acquisitions.

**ACCOUNTS PAYABLE, TRADE** increased primarily due to current-year acquisitions as well as an increase in purchasing across all Segments of the Company to support the increase in customer orders.

**ACCRUED PAYROLLS AND OTHER COMPENSATION** increased to $297.1 million from $263.0 million primarily due to higher incentive compensation accruals.

**ACCRUED DOMESTIC AND FOREIGN TAXES** increased to $140.4 million in 2006 from $97.9 million in 2005 primarily due to acquisitions and higher taxable income in 2006.

**PENSIONS AND OTHER POSTRETIREMENT BENEFITS** decreased 23.2 percent in 2006. The change in this amount is explained further in Note 10 to the Consolidated Financial Statements.

**NET DEFERRED INCOME TAXES** decreased $96.3 million in 2006. The change in this amount is explained further in Note 4 to the Consolidated Financial Statements.

**OTHER LIABILITIES** increased to $261.6 million in 2006 from $189.7 million in 2005 as a result of higher long-term incentive compensation accruals as well as a higher amount of minority interests in consolidated subsidiaries resulting from the acquisition of a majority ownership of two entities in 2006 that were previously accounted for by the equity method.

**SHAREHOLDERS' EQUITY** – The change in shareholders' equity is explained in Note 12 to the Consolidated Financial Statements.

## Discussion of Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows reflects cash inflows and outflows from the Company's operating, investing and financing activities.

A summary of cash flows follows:

| (millions) | 2006 | 2005 | 2004 |
|---|---|---|---|
| Cash provided by (used in): | | | |
| Operating activities | **$ 955** | $ 853 | $ 662 |
| Investing activities | **(921)** | (565) | (270) |
| Financing activities | **(194)** | (138) | (449) |
| Effect of exchange rates | **(4)** | 2 | (5) |
| Net (decrease) increase in cash and cash equivalents | **$ (164)** | $ 152 | $ (62) |

**CASH FLOWS FROM OPERATING ACTIVITIES** – The increase in net cash provided by operating activities in 2006 was primarily the result of an increase in net income, a decrease in net income from discontinued operations and the non-cash charge related to stock-based compensation. Cash flow from working capital items decreased in 2006 primarily due to an increase in cash flow used by accounts receivable partially offset by an increase in cash flow provided by accounts payable and accrued domestic and foreign taxes.

**CASH FLOWS USED IN INVESTING ACTIVITIES** – The significant increase in the amount of cash used in investing activities in 2006 is attributable to an increase in acquisition activity. Capital expenditures increased $43.2 million in 2006. The level of capital expenditures is expected to be approximately 3.5 percent of sales in 2007. Refer to Note 2 on page 26 for a summary of net assets of acquired companies at their respective acquisition dates.

**CASH FLOWS FROM FINANCING ACTIVITIES** – In 2006, the Company decreased its outstanding borrowings by a net total of $101.5 million compared to a decrease of $21.2 million in 2005. The substantial level of cash flow from operating activities allowed the Company to minimize the borrowings necessary to complete acquisitions in 2006 and 2005. Common share activity provided cash of $16.9 million in 2006 compared to using cash of $23.7 million in 2005. The increase in cash provided by common stock activity in 2006 is primarily due to the level of stock option activity and share repurchases between periods.

Book overdrafts have been excluded from Cash flows from financing activities and included in Cash flows from operating activities, in Accounts payable, trade. The book overdrafts result from a delay in sweeping cash from one bank to another and are settled the next business day; therefore, the book overdrafts are not considered bank borrowings by the Company. Had the book overdrafts been reflected as bank borrowings, cash flows from financing activities would have been $3.3 million higher in 2006, $13.0 million lower in 2005 and $18.1 million higher in 2004.

The Company has the availability to issue securities with an aggregate initial offering price of $775 million under its universal shelf registration statement. Securities that may be issued under this shelf registration statement include debt securities, common stock, serial preferred stock, depositary shares, warrants, stock purchase contracts and stock purchase units.

The Company's goal is to maintain no less than an "A" rating on senior debt to ensure availability and reasonable cost of external funds. As one means of achieving this objective, the Company has established a financial goal of maintaining a ratio of debt to debt-equity of no more than 37 percent.

Debt to Debt-Equity Ratio

| (dollars in millions) | 2006 | 2005 |
|---|---|---|
| Debt | **$ 1,132** | $ 970 |
| Debt & Equity | **5,373** | 4,311 |
| Ratio | **21.1%** | 22.5% |

The Company regularly explores acquisition opportunities and additional borrowings may be used to finance acquisitions completed in 2007.

Common share activity in 2006 primarily involves the exercise of stock options and the repurchase of shares of the Company's common stock for treasury. The repurchase of the Company's shares is done pursuant to a program to repurchase up to 5.0 million of the Company's common shares per fiscal year on the open market, at prevailing prices, including the systematic repurchase of up to $20 million in common shares each fiscal quarter.

Dividends have been paid for 224 consecutive quarters, including a yearly increase in dividends for the last 50 fiscal years. The expected annual dividend rate for fiscal 2007 is $1.04 per share.

As of June 30, 2006, the Company has a line of credit totaling $1,025 million through a multi-currency revolving credit agreement with a group of banks. The Company has the right, no more than once a year, to increase the facility amount, in minimum increments of $25 million up to a maximum facility amount of $1,250 million. The credit agreement expires September 2010, however, the Company has the right to request a one-year extension of the expiration date on an annual basis. The credit agreement supports the Company's commercial paper note program, which is rated A-1 by Standard & Poor's, P-1 by Moody's and F-1 by Fitch, Inc. These ratings are considered investment grade. The revolving credit agreement contains provisions that increase the facility fee of the credit agreement in the event the Company's credit ratings are lowered. A lowering of the Company's credit ratings would not limit the Company's ability to use the credit agreement nor would it accelerate the repayment of any outstanding borrowings.

The Company seeks to minimize its total cost of borrowing and therefore uses its commercial paper note program as its primary source of working capital liquidity. The primary alternative source of borrowing for working capital liquidity is the committed line of credit, which typically bears a higher cost of borrowing.

The Company's revolving credit agreement and indentures governing certain debt agreements contain various covenants, the violation of which would limit or preclude the use of the revolving credit agreement for future borrowings, or might accelerate the maturity of the related outstanding borrowings covered by the indentures. At the Company's present rating level, the most restrictive financial covenant provides that the ratio of secured debt to net tangible assets be less than 10 percent. As of June 30, 2006, the ratio of secured debt to net tangible assets was less than one percent. The Company is in compliance with all covenants and expects to remain in compliance during the term of the agreement and indentures.

Based upon the Company's past performance and current expectations, management believes the cash flows generated from future operating activities should provide adequate funds to support internal growth and continued improvements in the Company's manufacturing facilities and equipment. The Company's worldwide financial capabilities may be used to support planned growth as needed.

**CONTRACTUAL OBLIGATIONS** – The following table summarizes the Company's fixed contractual obligations.

| (In thousands) | Payments due by period | | | | |
|---|---|---|---|---|---|
| Contractual obligations | Total | Less than 1 year | 1-3 years | 3-5 years | More than 5 years |
| Long-term debt (Note 9) | $1,125,444 | $ 65,983 | $ 62,021 | $402,114 | $ 595,326 |
| Interest on long-term debt | 381,781 | 54,973 | 100,067 | 93,040 | 133,701 |
| Operating leases (Note 9) | 200,296 | 55,302 | 70,118 | 29,281 | 45,595 |
| Retirement benefits (Note 10) | 1,580,572 | 250,702 | 240,254 | 268,606 | 821,010 |
| Total | $3,288,093 | $426,960 | $472,460 | $793,041 | $1,595,632 |

## Quantitative and Qualitative Disclosures About Market Risk

The Company enters into forward exchange contracts and costless collar contracts to reduce its exposure to fluctuations in related foreign currencies. The total carrying and fair value of open contracts and any risk to the Company as a result of these arrangements is not material to the Company's financial position, liquidity or results of operations. During 2006, two interest rate swap agreements were settled. The swap agreements were designated as a hedge against the anticipated refinancing of the Company's Euro Notes that were due in November 2005. The Company made a net payment of $3.5 million to settle the swaps. This net payment is being recognized as an adjustment to interest expense over the term of the Euro Bonds issued in November 2005.

The Company's debt portfolio contains variable rate debt, inherently exposing the Company to interest rate risk. The Company's objective is to maintain a 60/40 mix between fixed rate and variable rate debt thereby limiting its exposure to changes in near-term interest rates. A 100 basis point increase in near-term interest rates would increase annual interest expense on variable rate debt existing at June 30, 2006 by approximately $0.3 million.

## Off-Balance Sheet Arrangements

The Company does not have off-balance sheet arrangements.

## Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The policies discussed below are considered by management to be more critical than other policies because their application places the most significant demands on management's judgment.

**REVENUE RECOGNITION** – Substantially all of the Industrial Segment and the Climate & Industrial Controls Segment revenues are recognized when the risks and rewards of ownership and title to the product have transferred to the customer. This generally takes place at the time the product is shipped. The Aerospace Segment uses the percentage of completion method to recognize a portion of its revenue. The percentage of completion method requires the use of estimates of costs to complete long-term contracts and for some contracts includes estimating costs related to aftermarket orders. The estimation of these costs requires substantial judgment on the part of management due to the duration of the contracts as well as the technical nature of the products involved. Adjustments to estimated costs are made on a consistent basis and a contract reserve is established when the costs to complete a contract exceed the contract revenues.

**IMPAIRMENT OF GOODWILL AND LONG-LIVED ASSETS –** Goodwill is tested for impairment, at the reporting unit level, on an annual basis and between annual tests whenever events or circumstances indicate that the carrying value of a reporting unit may exceed its fair value. A discounted cash flow model is used to estimate the fair value of a reporting unit. This model requires the use of long-term planning forecasts and assumptions regarding industry specific economic conditions that are outside the control of the Company. Long-lived assets held for use are evaluated for impairment whenever events or circumstances indicate that the undiscounted net cash flows to be generated by their use and eventual disposition is less than their carrying value. The long-term nature of these assets requires the estimation of its cash inflows and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test.

**INVENTORIES –** Inventories are valued at the lower of cost or market. Cost is determined on the last-in, first-out basis for a majority of U.S. inventories and on the first-in, first-out basis for the balance of the Company's inventories. Inventories have been reduced by an allowance for obsolete inventories. The estimated allowance is based on management's review of inventories on hand compared to estimated future usage and sales. Changes in the allowance have not had a material effect on the Company's results of operations, financial position or cash flows.

**PENSIONS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS –** The annual net periodic expense and benefit obligations related to the Company's defined benefit plans are determined on an actuarial basis. This determination requires critical assumptions regarding the discount rate, long-term return on plan assets, increases in compensation levels, amortization periods for actuarial gains and losses and health care cost trends. Assumptions are determined based on Company data and appropriate market indicators, and are evaluated each year as of the plan's measurement date. Changes in the assumptions to reflect actual experience as well as the amortization of actuarial gains and losses could result in a material change in the annual net periodic expense and benefit obligations reported in the financial statements. For the Company's domestic defined benefit plans, a one-half percentage point change in the assumed long-term rate of return on plan assets is estimated to have a $7 million effect on pension expense and a one-half percentage point decrease in the discount rate is estimated to increase pension expense by $14 million. As of June 30, 2006, $495 million of past years' actuarial losses related to the Company's domestic qualified defined benefit plans have yet to be amortized. These losses will generally be amortized over approximately 11.5 years and will negatively affect earnings in the future. Actuarial gains experienced in future years will help reduce the effect of the actuarial loss amortization.

Further information on pensions and postretirement benefits other than pensions is provided in Note 10 to the Consolidated Financial Statements.

**STOCK-BASED COMPENSATION –** The computation of the expense associated with stock-based compensation requires the use of a valuation model. The Company currently uses a Black-Scholes option pricing model to calculate the fair value of its stock options and stock appreciation rights. The Black-Scholes model requires assumptions regarding the volatility of the Company's stock, the expected life of the stock award and the Company's dividend ratio. The Company primarily uses historical data to determine the assumptions to be used in the Black-Scholes model and has no reason to believe that future data is likely to differ materially from historical data. However, changes in the assumptions to reflect future stock price volatility, future dividend payments and future stock award exercise experience could result in a change in the assumptions used to value awards in the future and may result in a material change to the fair value calculation of stock-based awards.

**OTHER LOSS RESERVES –** The Company has a number of loss exposures incurred in the ordinary course of business such as environmental claims, product liability, litigation, recoverability of deferred income tax benefits and accounts receivable reserves. Establishing loss reserves for these matters requires management's estimate and judgment with regards to risk exposure and ultimate liability or realization. These loss reserves are reviewed periodically and adjustments are made to reflect the most recent facts and circumstances.

## Recently Adopted Accounting Pronouncement

On July 1, 2005, the Company adopted the provisions of FASB Statement No. 123 (revised 2004) (FAS 123R) and elected to use the modified prospective transition method. The modified prospective transition method requires compensation cost to be recognized in the financial statements for all awards granted after the date of adoption. Prior to the adoption of FAS 123R, the Company used the intrinsic-value based method to account for stock options and made no charges against earnings with respect to options granted.

The Company's stock incentive plans provide for the grant of nonqualified options and stock appreciation rights (SARs) to officers, directors and key employees of the Company. Outstanding options and SARs are exercisable from one to three years after the date of grant and expire no more than ten years after the date of grant. The Company uses a Black-Scholes option pricing model to estimate the fair value of nonqualified options and SARs granted. The adoption of FAS 123R reduced Income from continuing operations before income taxes in fiscal 2006 by $33.4 million and reduced fiscal 2006 Net income by $21.8 million ($.18 per basic and diluted share). The adoption of FAS 123R had an immaterial effect on the Consolidated Statement of Cash flows in fiscal 2006. As of June 30, 2006, $14.5 million of expense with respect to nonvested stock-based awards has yet to be recognized and will be amortized into expense over a weighted-average period of approximately 18 months.

## Recently Issued Accounting Pronouncement

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement 109" (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 is effective as of the beginning of fiscal years that start after December 15, 2006. The Company has not yet determined the effect on the Company's financial position or results of operations of complying with the provisions of FIN 48.

# FINANCIAL STATEMENTS

## CONSOLIDATED STATEMENT OF INCOME

| For the years ended June 30, | 2006 | 2005 | 2004 |
|---|---|---|---|
| **Net Sales** | $ 9,385,888 | $ 8,068,805 | $ 6,887,596 |
| Cost of sales | 7,367,618 | 6,391,477 | 5,577,888 |
| Gross profit | 2,018,270 | 1,677,328 | 1,309,708 |
| Selling, general and administrative expenses | 1,036,646 | 860,278 | 765,570 |
| Goodwill impairment loss (Note 7) | | | 1,033 |
| Interest expense | 75,763 | 66,869 | 73,144 |
| Other (income) expense, net | (9,393) | 8,040 | (891) |
| Loss (gain) on disposal of assets | 15,296 | 3,870 | (2,104) |
| Income from continuing operations before income taxes | 899,958 | 738,271 | 472,956 |
| Income taxes (Note 4) | 261,682 | 205,105 | 140,871 |
| Income from continuing operations | 638,276 | 533,166 | 332,085 |
| Income from discontinued operations (Note 2) | 34,891 | 71,526 | 13,698 |
| **Net Income** | $ 673,167 | $ 604,692 | $ 345,783 |
| **Earnings per Share** (Note 5) | | | |
| Basic earnings per share | | | |
| Income from continuing operations | $ 5.35 | $ 4.49 | $ 2.82 |
| Income from discontinued operations | 0.30 | 0.60 | 0.12 |
| Net income per share | $ 5.65 | $ 5.09 | $ 2.94 |
| Diluted earnings per share | | | |
| Income from continuing operations | $ 5.28 | $ 4.43 | $ 2.79 |
| Income from discontinued operations | 0.29 | 0.59 | 0.12 |
| Net income per share | $ 5.57 | $ 5.02 | $ 2.91 |

The accompanying notes are an integral part of the financial statements.

## CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(DOLLARS IN THOUSANDS)

| For the years ended June 30, | 2006 | 2005 | 2004 |
|---|---|---|---|
| **Net Income** | $ 673,167 | $ 604,692 | $ 345,783 |
| Other comprehensive income (loss), net of taxes (Note 11): | | | |
| Foreign currency translation adjustment | 103,842 | 13,138 | 34,487 |
| Minimum pension liability | 167,008 | (154,377) | 94,513 |
| Net unrealized (loss) gain on marketable equity securities | (26) | (10,697) | 5,272 |
| Net unrealized cash flow hedging gain (loss) | 5,321 | (7,318) | |
| **Comprehensive Income** | $ 949,312 | $ 445,438 | $ 480,055 |

The accompanying notes are an integral part of the financial statements.

(DOLLARS IN THOUSANDS)

## Business Segment Information

### By Industry

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| **Net Sales:** | | | |
| Industrial: | | | |
| North America | **$ 3,993,370** | $ 3,516,627 | $ 3,016,820 |
| International | **2,902,508** | 2,398,439 | 1,969,727 |
| Aerospace | **1,504,922** | 1,359,431 | 1,215,920 |
| Climate & Industrial Controls | **985,088** | 794,308 | 671,157 |
| Other | | | 13,972 |
| | **$ 9,385,888** | $ 8,068,805 | $ 6,887,596 |
| **Segment Operating Income:** | | | |
| Industrial: | | | |
| North America | **$ 597,204** | $ 468,213 | $ 290,783 |
| International | **353,760** | 267,207 | 159,641 |
| Aerospace | **221,005** | 199,187 | 157,946 |
| Climate & Industrial Controls | **83,256** | 74,843 | 71,769 |
| Other | | | 741 |
| Total segment operating income | **1,255,225** | 1,009,450 | 680,880 |
| Corporate administration | **133,695** | 111,615 | 106,108 |
| Income from continuing operations before interest expense and other | **1,121,530** | 897,835 | 574,772 |
| Interest expense | **75,763** | 66,869 | 73,144 |
| Other expense | **145,809** | 92,695 | 28,672 |
| Income from continuing operations before income taxes | **$ 899,958** | $ 738,271 | $ 472,956 |
| **Identifiable Assets:** | | | |
| Industrial | **$ 6,153,559** | $ 4,713,574 | $ 4,277,413 |
| Aerospace | **748,213** | 658,394 | 634,931 |
| Climate & Industrial Controls | **812,218** | 695,641 | 361,148 |
| Other | | | 1,741 |
| | **7,713,990** | 6,067,609 | 5,275,233 |
| Corporate (a) | **459,442** | 793,094 | 919,468 |
| | **$ 8,173,432** | $ 6,860,703 | $ 6,194,701 |
| **Property Additions** (b): | | | |
| Industrial | **$ 292,671** | $ 196,394 | $ 165,983 |
| Aerospace | **18,827** | 12,919 | 9,691 |
| Climate & Industrial Controls | **41,459** | 40,050 | 12,625 |
| Corporate | **24,959** | 9,900 | 852 |
| | **$ 377,916** | $ 259,263 | $ 189,151 |

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| **Depreciation:** | | | |
| Industrial | **$ 196,751** | $ 198,247 | $ 195,865 |
| Aerospace | **20,412** | 20,777 | 19,723 |
| Climate & Industrial Controls | **23,625** | 19,954 | 18,675 |
| Corporate | **4,893** | 6,228 | 4,843 |
| | **$ 245,681** | $ 245,206 | $ 239,106 |

### By Geographic Area (c)

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| **Net Sales:** | | | |
| North America | **$ 6,219,054** | $ 5,455,466 | $ 4,714,184 |
| International | **3,166,834** | 2,613,339 | 2,173,412 |
| | **$ 9,385,888** | $8,068,805 | $6,887,596 |
| **Long-Lived Assets:** | | | |
| North America | **$ 978,028** | $ 1,027,376 | $ 1,041,171 |
| International | **715,766** | 553,972 | 533,817 |
| | **$ 1,693,794** | $ 1,581,348 | $ 1,574,988 |

The accounting policies of the business segments are the same as those described in the Significant Accounting Policies footnote except that the business segment results are prepared on a basis that is consistent with the manner in which the Company's management disaggregates financial information for internal review and decision-making.

(a) Corporate assets are principally cash and cash equivalents, domestic deferred income taxes, investments, benefit plan assets, headquarters facilities, assets held for sale and the major portion of the Company's domestic data processing equipment.

(b) Includes the value of net plant and equipment at the date of acquisition of acquired companies accounted for by the purchase method (2006 – $179,803; 2005 – $104,358; 2004 – $50,860).

(c) Net sales are attributed to countries based on the location of the selling unit. North America includes the United States, Canada and Mexico. No country other than the United States represents greater than 10% of consolidated sales. Long-lived assets are comprised of plant and equipment based on physical location.

## CONSOLIDATED BALANCE SHEET

(DOLLARS IN THOUSANDS)

| June 30, | 2006 | 2005 |
|---|---|---|
| **Assets** | | |
| **Current Assets** | | |
| Cash and cash equivalents | **$ 171,553** | $ 336,080 |
| Accounts receivable, less allowance for doubtful accounts (2006 - $12,332; 2005 - $13,160) | **1,592,323** | 1,225,423 |
| Inventories (Notes 1 and 6): | | |
| Finished products | **520,159** | 451,459 |
| Work in process | **494,469** | 426,432 |
| Raw materials | **168,250** | 139,154 |
| | **1,182,878** | 1,017,045 |
| Prepaid expenses | **64,238** | 49,669 |
| Deferred income taxes (Notes 1 and 4) | **127,986** | 127,490 |
| **Total Current Assets** | **3,138,978** | 2,755,707 |
| Plant and equipment (Note 1): | | |
| Land and land improvements | **212,750** | 183,800 |
| Buildings and building equipment | **1,116,634** | 1,021,945 |
| Machinery and equipment | **2,702,389** | 2,512,079 |
| Construction in progress | **54,594** | 42,316 |
| | **4,086,367** | 3,760,140 |
| Less accumulated depreciation | **2,392,573** | 2,178,792 |
| | **1,693,794** | 1,581,348 |
| Investments and other assets (Note 1) | **859,107** | 831,595 |
| Goodwill (Notes 1 and 7) | **2,010,458** | 1,371,024 |
| Intangible assets, net (Notes 1 and 7) | **471,095** | 239,891 |
| Net assets of discontinued operations (Note 2) | | 81,138 |
| **Total Assets** | **$ 8,173,432** | $ 6,860,703 |
| **Liabilities and Shareholders' Equity** | | |
| **Current Liabilities** | | |
| Notes payable and long-term debt payable within one year (Notes 8 and 9) | **$ 72,039** | $ 31,962 |
| Accounts payable, trade | **770,665** | 569,047 |
| Accrued payrolls and other compensation | **297,071** | 262,976 |
| Accrued domestic and foreign taxes | **140,387** | 97,853 |
| Other accrued liabilities | **400,943** | 338,986 |
| **Total Current Liabilities** | **1,681,105** | 1,300,824 |
| Long-term debt (Note 9) | **1,059,461** | 938,424 |
| Pensions and other postretirement benefits (Note 10) | **811,479** | 1,056,230 |
| Deferred income taxes (Notes 1 and 4) | **118,544** | 35,340 |
| Other liabilities | **261,640** | 189,738 |
| **Total Liabilities** | **3,932,229** | 3,520,556 |
| **Shareholders' Equity** (Note 11) | | |
| Serial preferred stock, $.50 par value, authorized 3,000,000 shares; none issued | | |
| Common stock, $.50 par value, authorized 600,000,000 shares; issued 120,683,890 shares in 2006 and 120,437,280 shares in 2005 at par value | **60,342** | 60,219 |
| Additional capital | **510,869** | 478,219 |
| Retained earnings | **3,916,412** | 3,352,888 |
| Unearned compensation related to ESOP (Note 9) | **(25,809)** | (36,818) |
| Deferred compensation related to stock options | **2,347** | 2,347 |
| Accumulated other comprehensive (loss) | **(194,819)** | (470,964) |
| | **4,269,342** | 3,385,891 |
| Common stock in treasury at cost: 368,695 shares in 2006 and 743,767 shares in 2005 | **(28,139)** | (45,744) |
| **Total Shareholders' Equity** | **4,241,203** | 3,340,147 |
| **Total Liabilities and Shareholders' Equity** | **$ 8,173,432** | $ 6,860,703 |

The accompanying notes are an integral part of the financial statements.

## Consolidated Statement of Cash Flows

(DOLLARS IN THOUSANDS)

| For the years ended June 30, | 2006 | 2005 | 2004 |
|---|---|---|---|
| **Cash Flows From Operating Activities** | | (Revised Note 1) | (Revised Note 1) |
| Net income | **$ 673,167** | $ 604,692 | $ 345,783 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Net (income) from discontinued operations | **(34,891)** | (71,526) | (13,698) |
| Depreciation | **245,681** | 245,206 | 239,106 |
| Amortization | **35,290** | 17,484 | 10,580 |
| Stock-based compensation | **33,448** | | |
| Deferred income taxes | **(50,548)** | 16,102 | (5,572) |
| Foreign currency transaction loss | **8,216** | 9,092 | 1,846 |
| Loss on sale of plant and equipment | **5,438** | 3,870 | 7,139 |
| Loss (gain) on divestiture of businesses | **9,858** | | (11,444) |
| Changes in assets and liabilities, net of effects from acquisitions and divestitures: | | | |
| Accounts receivable | **(109,978)** | (6,540) | (139,932) |
| Inventories | **17,498** | 17,083 | 74,322 |
| Prepaid expenses | **(2,037)** | (2,736) | 10,217 |
| Other assets | **(29,419)** | (13,607) | (74,820) |
| Accounts payable, trade | **56,202** | 37,611 | 75,246 |
| Accrued payrolls and other compensation | **17,783** | 23,387 | 29,726 |
| Accrued domestic and foreign taxes | **70,451** | (4,781) | 48,318 |
| Other accrued liabilities | **(2,781)** | (13,999) | 60 |
| Pensions and other postretirement benefits | **9,470** | (1,971) | 3,558 |
| Other liabilities | **5,050** | 4,997 | 37,089 |
| Discontinued operations | **(3,259)** | (10,858) | 24,874 |
| Net cash provided by operating activities | **954,639** | 853,506 | 662,398 |
| **Cash Flows From Investing Activities** | | | |
| Acquisitions (less cash acquired of $42,429 in 2006, $21,720 in 2005, and $63,691 in 2004) | **(835,981)** | (558,569) | (200,314) |
| Capital expenditures | **(198,113)** | (154,905) | (138,291) |
| Proceeds from sale of plant and equipment | **41,098** | 20,284 | 27,195 |
| Proceeds from sale of businesses | **92,715** | 120,000 | 33,213 |
| Other | **(20,862)** | 10,223 | 9,780 |
| Discontinued operations | **(100)** | (2,416) | (2,055) |
| Net cash (used in) investing activities | **(921,243)** | (565,383) | (270,472) |
| **Cash Flows From Financing Activities** | | | |
| Proceeds from (payments for) common share activity | **16,931** | (23,724) | 56,223 |
| (Payments of) notes payable, net | **(8,262)** | (16,927) | (12,785) |
| Proceeds from long-term borrowings | **495,796** | 1,094 | 18,962 |
| (Payments of) long-term borrowings | **(589,014)** | (5,369) | (421,605) |
| Dividends paid, net of tax benefit of ESOP shares | **(109,643)** | (92,612) | (89,286) |
| Net cash (used in) financing activities | **(194,192)** | (137,538) | (448,491) |
| Effect of exchange rate changes on cash | **(3,731)** | 1,648 | (5,438) |
| Net (decrease) increase in cash and cash equivalents | **(164,527)** | 152,233 | (62,003) |
| Cash and cash equivalents at beginning of year | **336,080** | 183,847 | 245,850 |
| Cash and cash equivalents at end of year | **$ 171,553** | $ 336,080 | $ 183,847 |
| Supplemental Data: | | | |
| Cash paid during the year for: | | | |
| Interest, net of capitalized interest | **$ 72,183** | $ 66,827 | $ 73,433 |
| Income taxes | **165,180** | 186,853 | 96,097 |

The accompanying notes are an integral part of the financial statements.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## NOTE 1. Significant Accounting Policies

The significant accounting policies followed in the preparation of the accompanying consolidated financial statements are summarized below.

**NATURE OF OPERATIONS** – The Company is a leading worldwide full-line manufacturer of motion-control products, including fluid power systems, electromechanical controls and related components. The Company evaluates performance based on segment operating income before Corporate general and administrative expenses, Interest expense and Income taxes.

The Company operates in three business segments: Industrial, Aerospace and Climate & Industrial Controls. The Industrial Segment is an aggregation of several business units, which manufacture motion-control and fluid power system components for builders and users of various types of manufacturing, packaging, processing, transportation, agricultural, construction, and military vehicles and equipment. Industrial Segment products are marketed primarily through field sales employees and independent distributors. The North American Industrial business represents the largest portion of the Company's manufacturing plants and distribution networks and primarily services North America. The International Industrial operations provide Parker products and services to countries throughout Europe, Asia Pacific and Latin America.

The Aerospace Segment produces hydraulic, fuel and pneumatic systems and components, which are utilized on virtually every domestic commercial, military and general aviation aircraft and also performs a vital role in naval vessels and land-based weapons systems. This Segment serves original equipment and maintenance, repair and overhaul customers worldwide. Aerospace Segment products are marketed by field sales employees and are sold directly to manufacturers and end users.

The Climate & Industrial Controls Segment manufactures motion-control systems and components for use primarily in the refrigeration and air conditioning and transportation industries. The products in the Climate & Industrial Controls Segment are marketed primarily through field sales employees and independent distributors.

See the table of Business Segment Information "By Industry" and "By Geographic Area" on page 21 for further disclosure of business segment information.

There are no individual customers to whom sales are three percent or more of the Company's consolidated sales. Due to the diverse group of customers throughout the world the Company does not consider itself exposed to any concentration of credit risks.

The Company manufactures and markets its products throughout the world. Although certain risks and uncertainties exist, the diversity and breadth of the Company's products and geographic operations mitigate significantly the risk that adverse changes would materially affect the Company's operating results.

**USE OF ESTIMATES** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

**BASIS OF CONSOLIDATION** – The consolidated financial statements include the accounts of all domestic and foreign subsidiaries. All material intercompany transactions and profits have been eliminated in the consolidated financial statements. The Company does not have off-balance sheet arrangements. Within the Business Segment Information, intersegment and interarea sales are recorded at fair market value and are immaterial in amount.

**REVENUE RECOGNITION** – Revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the customer. The Company's revenue recognition policies are in compliance with the SEC's Staff Accounting Bulletin (SAB) No. 104. Shipping and handling costs billed to customers are included in Net sales and the related costs in Cost of sales.

**CASH** – Cash equivalents consist of short-term highly liquid investments, with a three-month or less maturity, carried at cost plus accrued interest, which are readily convertible into cash.

**INVENTORIES** – Inventories are stated at the lower of cost or market. The majority of domestic inventories are valued by the last-in, first-out method and the balance of the Company's inventories are valued by the first-in, first-out method. Effective July 1, 2005, the Company adopted the provisions of FASB Statement No. 151, "Inventory Costs – an amendment of ARB No. 43, Chapter 4." This Statement required that certain abnormal expenses be recognized as current-period charges. The implementation of this accounting pronouncement did not have a material effect on the Company's results of operations, financial position or cash flows.

**LONG-TERM CONTRACTS** – The Company enters into long-term contracts for the production of aerospace products. For financial statement purposes, revenues are recognized using the percentage-of-completion method. The extent of progress toward completion is measured using the units-of-delivery method. Unbilled costs on these contracts are included in inventory. Progress payments are netted against the inventory balances. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

**PLANT, EQUIPMENT AND DEPRECIATION** – Plant and equipment are recorded at cost and are depreciated principally using the straight-line method for financial reporting purposes. Depreciation rates are based on estimated useful lives of the assets, generally 40 years for buildings, 15 years for land improvements and building equipment, seven to 10 years for machinery and equipment, and three to five years for vehicles and office equipment. Improvements, which extend the useful life of property, are capitalized, and maintenance and repairs are expensed. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the appropriate accounts and any gain or loss is included in current income.

**INVESTMENTS AND OTHER ASSETS** – Investments in joint-venture companies in which ownership is 50% or less and in which the Company does not have operating control are stated at cost plus the Company's equity in undistributed earnings. These investments and the related earnings are not material to the consolidated financial statements. During 2005 the Company recorded a charge of $8,766 ($.05 per share) related to a real estate investment. Investments and other assets include a prepaid pension cost at June 30, 2006 and 2005 of $344,987 and $366,675, respectively, and an intangible asset recognized in connection with an additional minimum pension liability of $86,071 and $90,310 at June 30, 2006 and 2005, respectively.

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

**GOODWILL** – The Company conducts a formal impairment test of goodwill on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

**INTANGIBLE ASSETS** – Intangible assets primarily include patents, trademarks and customer lists and are recorded at cost and amortized on a straight-line method. Patents are amortized over their remaining legal life. Trademarks are amortized over the estimated time period over which an economic benefit is expected to be received. Customer lists are amortized over a period based on historical customer attrition rates.

**INCOME TAXES** – Income taxes are provided based upon income for financial reporting purposes. Deferred income taxes arise from temporary differences in the recognition of income and expense for tax purposes. Tax credits and similar tax incentives are applied to reduce the provision for income taxes in the year in which the credits arise.

**PRODUCT WARRANTY** – In the ordinary course of business the Company warrants its products against defect in design, materials and workmanship over various time periods. The warranty accrual at June 30, 2006 and 2005 is immaterial to the financial position of the Company and the change in the accrual during 2006 and 2005 was immaterial to the Company's results of operations and cash flows.

**FOREIGN CURRENCY TRANSLATION** – Assets and liabilities of most foreign subsidiaries are translated at current exchange rates, and income and expenses are translated using weighted average exchange rates. The effects of these translation adjustments, as well as gains and losses from certain intercompany transactions, are reported in the Accumulated other comprehensive (loss) component of Shareholders' equity. Such adjustments will affect Net income only upon sale or liquidation of the underlying foreign investments, which is not contemplated at this time. Exchange gains and losses from transactions in a currency other than the local currency of the entity involved, and translation adjustments in countries with highly inflationary economies, are included in Net income.

**FINANCIAL INSTRUMENTS** – The Company's financial instruments consist primarily of investments in cash, cash equivalents and long-term investments as well as obligations under notes payable and long-term debt. Due to their short-term nature, the carrying values for Cash and cash equivalents, Investments and other assets and Notes payable approximate fair value. See Note 9 for fair value of long-term debt.

The Company enters into forward exchange contracts (forward contracts) and costless collar contracts to reduce its exposure to fluctuations in related foreign currencies. These contracts are with major financial institutions and the risk of loss is considered remote. The Company does not hold or issue derivative financial instruments for trading purposes.

Gains or losses on forward contracts that hedge specific transactions are recognized in Net income, offsetting the underlying foreign currency gains or losses. Gains or losses on costless collar contracts are recognized in Net income when the spot rate of the contract falls outside the collar range.

In addition, the Company's foreign locations in the ordinary course of business enter into financial guarantees through financial institutions which enable customers to be reimbursed in the event of nonperformance by the Company.

The total carrying and fair value of open forward exchange and costless collar contracts and any risk to the Company as a result of the arrangements described above is not material.

**STOCK AWARDS** – On July 1, 2005, the Company adopted the provisions of FASB Statement No. 123 (revised 2004) and elected to use the modified prospective transition method. The modified prospective transition method requires that compensation cost be recognized in the financial statements for all awards granted after the date of adoption as well as for existing awards for which the requisite service has not been rendered as of the date of adoption and requires that prior periods not be restated. Prior to the adoption of FASB Statement No. 123 (revised 2004), the Company used the intrinsic-value based method to account for stock awards and made no charges against earnings with respect to awards granted. The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested stock awards using the non-substantive vesting period approach:

| | 2005 | 2004 |
|---|---|---|
| Net income, as reported | **$ 604,692** | $ 345,783 |
| Add: Stock-based employee compensation included in reported net income, net of tax | **10,139** | 7,691 |
| Deduct: Total stock-based employee compensation expense determined under fair value method, net of tax | **28,609** | 28,300 |
| Pro forma net income | **$ 586,222** | $ 325,174 |
| Earnings per share: | | |
| Basic: as reported | **$ 5.09** | $ 2.94 |
| pro forma | **$ 4.93** | $ 2.76 |
| Diluted: as reported | **$ 5.02** | $ 2.91 |
| pro forma | **$ 4.87** | $ 2.73 |

**RECENT ACCOUNTING PRONOUNCEMENT** – In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement 109" (FIN 48). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 is effective as of the beginning of fiscal years that start after December 15, 2006. The Company has not yet determined the effect on the Company's financial position or results of operations of complying with the provisions of FIN 48.

**RECLASSIFICATIONS AND REVISIONS** – Certain prior period amounts have been reclassified to conform to the current-year presentation. In order to bring the Consolidated Statement of Cash Flows presentation in compliance with FASB Statement No. 95, the Company revised the Consolidated Statement of Cash Flows for the year ended June 30, 2005 and 2004 to separately disclose the operating, investing and financing portions of the cash flows attributable to discontinued operations. The Company had previously reported these amounts on a combined basis. The revision resulted in a decrease in net cash provided by operating activities of $11 million and an increase in net cash used in investing activities of $2 million for the year ended June 30, 2005. For the year ended June 30, 2004, the revision resulted in an increase in net cash provided by operating activities of $25 million and an increase in net cash used in investing activities of $2 million.

## NOTE 2. Acquisitions and Divestitures

**ACQUISITIONS** – In August 2005, the Company acquired SSD, a manufacturer of AC and DC drives, as well as servo drives, motors and systems for leading original equipment manufacturers, end users, and integrators in automated industrial process applications. In November 2005, the Company completed its purchase of domnick hunter group, plc. The domnick hunter group specializes in the design and manufacture of filtration, separation, and purification products and technologies for a wide range of markets. In December 2005, the Company completed its acquisition of Kenmore International, a manufacturer and distributor of components for global refrigeration and air conditioning markets. Aggregate annual sales for these and 10 other businesses acquired during fiscal 2006, for their most recent fiscal year prior to acquisition, were approximately $983 million. Total purchase price for all acquisitions acquired during fiscal 2006 was approximately $878 million in cash and $231 million in assumed debt.

In October 2004, the Company completed the acquisition of the Sporlan Valve Company (Sporlan). Sporlan is a manufacturer of refrigeration and air conditioning components, controls and systems. In November 2004, the Company acquired Acadia Elastomers Corporation, a producer of sealing solutions. Annual sales for these businesses and eight other businesses acquired during fiscal 2005, for their most recent fiscal year prior to acquisition, were approximately $410 million. Total purchase price for all businesses acquired during fiscal 2005 was approximately $580 million in cash.

In February 2004, the Company completed the acquisition of Denison International plc (Denison). Denison is an industrial manufacturer and service provider for highly engineered hydraulic fluid power systems and components. Annual sales for this business and four other businesses acquired during fiscal 2004, for their most recent fiscal year prior to acquisition, were approximately $188 million. Total purchase price for all businesses acquired during fiscal 2004 was approximately $264 million in cash.

All acquisitions were accounted for by the purchase method, and results of operations for all acquisitions are included as of the respective dates of acquisition. The purchase price allocation for acquisitions in 2006, 2005 and 2004 are presented below. Some of the 2006 purchase price allocations are preliminary and may require subsequent adjustment.

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Assets acquired: | | | |
| Accounts receivable | **$ 223,658** | $ 51,333 | $ 49,556 |
| Inventories | **161,434** | 58,513 | 51,192 |
| Prepaid expenses | **11,561** | 2,703 | 2,675 |
| Deferred income taxes | **4,780** | 1,919 | (4,462) |
| Plant and equipment | **179,803** | 104,358 | 50,860 |
| Intangible and other assets | **257,062** | 154,674 | 54,519 |
| Goodwill | **597,205** | 274,995 | 78,192 |
| | **$1,435,503** | $648,495 | $282,532 |

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Liabilities assumed: | | | |
| Notes payable | **$ 1,674** | $ 8,819 | $ 3,466 |
| Accounts payable | **132,733** | 26,301 | 12,139 |
| Accrued payrolls | **10,954** | 8,209 | 8,037 |
| Accrued taxes | **10,268** | 433 | 4,542 |
| Other accrued liabilities | **76,321** | 15,127 | 17,593 |
| Long-term debt | **229,463** | 6,415 | 2,402 |
| Pensions and other postretirement benefits | **16,833** | 7,239 | 18,583 |
| Deferred income taxes | **67,644** | 17,383 | 11,681 |
| Other liabilities | **53,632** | | 3,775 |
| | **599,522** | 89,926 | 82,218 |
| Net assets acquired | **$835,981** | $558,569 | $200,314 |

**DIVESTITURES** – In August 2005, the Company divested a business unit which manufactured custom-engineered buildings. In December 2004, the Company divested a business unit which developed and manufactured chemical car care products and maintenance equipment. These businesses were part of the Other Segment for segment reporting purposes. The following results of operations for these business units have been presented as discontinued operations for all periods presented:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Net sales | **$ 21,672** | $201,776 | $ 219,311 |
| Earnings before income taxes | **1,517** | 24,538 | 21,112 |
| Net income | **1,131** | 18,979 | $ 13,698 |
| Gain on disposal, net of taxes | **$ 33,760** | $ 52,547 | |

The gain on disposal is net of taxes of $4,602 in 2006 and $16,914 in 2005. The net assets of discontinued operations as of June 30, 2005 primarily consisted of $15,605 of accounts receivable, $13,917 of inventory, $72,787 in goodwill, $10,569 of plant and equipment, net, $15,206 of accounts payable, $7,978 of accrued taxes and $5,138 of other liabilities.

In December 2005, the Company completed the divestiture of its Thermoplastics division. In June 2004, the Company completed the divestiture of its Zenith Pump (Zenith) division. Thermoplastics and Zenith were part of the Industrial Segment for segment reporting purposes. In February 2004, the Company completed the divestiture of Wynn's Industrie, an industrial lubricants unit of the Wynn's Specialty Chemicals business. Wynn's Industrie was part of the Other Segment for segment reporting purposes. The divestitures resulted in a loss of $11,018 ($9,770 after-tax or $.08 per share) and a gain of $11,070 ($6,223 after-tax or $.05 per share) in 2006 and 2004, respectively, and are reflected in Loss (gain) on disposal of assets in the Consolidated Statement of Income. The results of operations and net assets of the divested businesses were immaterial to the consolidated results of operations and financial position of the Company.

## NOTE 3. Charges Related to Business Realignment

In 2006, the Company recorded a $19,367 charge ($12,042 after-tax or $.10 per share) for the costs to structure its businesses in light of current and anticipated customer demand. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

liquidity and sources and uses of capital. The charge primarily related to severance costs attributable to approximately 690 employees in the Industrial Segment, 340 employees in the Climate & Industrial Controls Segment and 5 employees in the Aerospace Segment. A portion of the severance costs have been paid with the remaining payments expected to be made by June 30, 2007. Of the pre-tax amount, $15,673 relates to the Industrial Segment, $3,621 relates to the Climate & Industrial Controls Segment and $73 relates to the Aerospace Segment. The business realignment costs are presented primarily in the Cost of sales caption in the Consolidated Statement of Income for 2006. In 2006, the Company recorded a $4,793 charge resulting from the pending sale of plant and equipment at facilities that have been closed. This charge is presented in the Loss (gain) on disposal of assets caption in the Consolidated Statement of Income for 2006.

In 2005, the Company recorded a $14,263 charge ($8,900 after-tax or $.08 per share) for the costs to structure its businesses in light of current and anticipated customer demand. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital. The charge primarily related to severance costs attributable to approximately 600 employees in the Industrial Segment. All severance payments have been made as of June 30, 2006. The business realignment costs are presented primarily in the Cost of sales caption in the Consolidated Statement of Income for 2005. A significant portion of the fiscal 2005 charge relates to the closure of a manufacturing facility in Hilden, Germany. The facility was acquired as part of the Denison International acquisition. The decision to close the facility resulted from the completion of the Company's acquisition integration analysis.

In 2004, the Company recorded a $14,143 charge ($9,476 after-tax or $.08 per share) for the costs to structure its businesses in light of current and anticipated customer demand. The Company believes the realignment actions taken will positively impact future results of operations, but will have no material effect on liquidity and sources and uses of capital. The charge primarily related to severance costs attributable to approximately 1,200 employees in the Industrial Segment, 90 employees in the Climate & Industrial Controls Segment and 5 employees in the Aerospace Segment. All severance payments have been made as of June 30, 2005. Of the pre-tax amount, $13,591 relates to the Industrial Segment, $443 relates to the Climate & Industrial Controls Segment and $109 relates to the Aerospace Segment. The business realignment costs are presented primarily in the Cost of sales caption in the Consolidated Statement of Income for 2004. In 2004, the Company recorded a $5,065 charge resulting from the pending sale of plant and equipment at facilities that have been closed. This charge is presented in the Loss (gain) on disposal of assets line in the Consolidated Statement of Income for 2004.

## NOTE 4. Income Taxes

Income from continuing operations before income taxes was derived from the following sources:

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| United States | **$ 719,966** | $ 439,717 | $ 295,362 |
| Foreign | **179,992** | 298,554 | 177,594 |
| | **$ 899,958** | $ 738,271 | $ 472,956 |

Income taxes include the following:

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| Federal | **$178,162** | $ 108,182 | $ 74,527 |
| Foreign | **112,968** | 75,447 | 60,373 |
| State and local | **21,100** | 5,374 | 11,543 |
| Deferred | **(50,548)** | 16,102 | (5,572) |
| | **$261,682** | $205,105 | $140,871 |

A reconciliation of the Company's effective income tax rate to the statutory Federal rate follows:

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| Statutory Federal income tax rate | **35.0%** | 35.0% | 35.0% |
| State and local income taxes | **1.9** | .6 | 1.7 |
| Export tax benefit | **(.9)** | (1.3) | (1.5) |
| Foreign tax rate difference | **(5.0)** | (3.5) | (1.8) |
| Cash surrender of life insurance | **(.5)** | (.4) | (.7) |
| Research tax credit | **(.5)** | (2.6) | |
| Capital loss | | (.2) | (4.3) |
| Other | **(.9)** | .2 | 1.4 |
| Effective income tax rate | **29.1%** | 27.8% | 29.8% |

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of assets and liabilities. The differences comprising the net deferred taxes shown on the Consolidated Balance Sheet at June 30 were as follows:

| | **2006** | 2005 |
|---|---|---|
| Postretirement benefits | **$145,712** | $215,042 |
| Other liabilities and reserves | **86,431** | 98,479 |
| Long-term contracts | **9,813** | 10,689 |
| Stock-based compensation | **11,171** | |
| Operating loss carryforwards | **31,297** | 38,868 |
| Foreign tax credit carryforwards | **9,634** | |
| Unrealized currency exchange gains and losses | **13,807** | 3,276 |
| Valuation allowance | **(7,391)** | (32,238) |
| Depreciation and amortization | **(287,933)** | (221,893) |
| Inventory | **18,156** | 14,763 |
| Net deferred tax asset | **$ 30,697** | $126,986 |
| Change in net deferred tax asset: | | |
| Provision for deferred tax | **$ 50,548** | $ (16,102) |
| Items of other comprehensive income | **(69,191)** | 97,319 |
| Acquisitions and other | **(77,646)** | (10,251) |
| Total change in net deferred tax | **$(96,289)** | $ 70,966 |

At June 30, 2006, the Company has recorded deferred tax assets of $31,297 resulting from $152,464 in loss carryforwards. A valuation allowance has been established due to the uncertainty of realizing certain operating loss carryforwards and items of other comprehensive income. Some of the operating loss carryforwards can be carried forward indefinitely and others can be carried forward from one to 19 years. The decrease in the valuation allowance in 2006 was primarily due to a change in the uncertainty of realizing certain operating loss carryforwards. A valuation allowance of $2,951 was recorded during the year attributable to various acquisitions. The recognition of any future tax benefit resulting from a reduction in this portion of the valuation allowance will reduce any goodwill related to the applicable acquisition remaining at the time of the reduction.

Provision has not been made for additional U.S. or foreign taxes on undistributed earnings of certain international operations as those earnings will continue to be reinvested. It is not practicable to estimate the additional taxes, including applicable foreign withholding taxes, that might be payable on the eventual remittance of such earnings.

Accumulated undistributed earnings of foreign operations reinvested in their operations amounted to $670,672, $546,740 and $364,864, at June 30, 2006, 2005 and 2004, respectively.

## NOTE 5. Earnings Per Share

Earnings per share have been computed according to SFAS No. 128, "Earnings per Share." Basic earnings per share is computed using the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed using the weighted average number of common shares and common share equivalents outstanding during the year. Common share equivalents represent the dilutive effect of outstanding stock-based awards. The computation of income from continuing operations per share was as follows:

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| Numerator: | | | |
| Income from continuing operations | **$ 638,276** | $ 533,166 | $ 332,085 |
| Denominator: | | | |
| Basic - weighted average common shares | **119,211,192** | 118,794,564 | 117,707,772 |
| Increase in weighted average from dilutive effect of exercise of stock-based awards | **1,672,990** | 1,654,442 | 1,298,696 |
| Diluted - weighted average common shares, assuming exercise of stock-based awards | **120,884,182** | 120,449,006 | 119,006,468 |
| Basic earnings per share from continuing operations | **$ 5.35** | $ 4.49 | $ 2.82 |
| Diluted earnings per share from continuing operations | **$ 5.28** | $ 4.43 | $ 2.79 |

For 2006, 2005 and 2004, 1.9 million, 0.2 million, and 0.3 million common shares, respectively, subject to stock-based awards were excluded from the computation of diluted earnings per share from continuing operations because the effect of their exercise would be anti-dilutive.

## NOTE 6. Inventories

Inventories valued on the last-in, first-out cost method were approximately 34% and 38%, respectively, of total inventories in 2006 and 2005. The current cost of these inventories exceeds their valuation determined on the LIFO basis by $193,270 in 2006 and $172,944 in 2005. Progress payments of $20,743 in 2006 and $17,978 in 2005 are netted against inventories.

## NOTE 7. Goodwill and Intangible Assets

The Company conducts an annual impairment test as required by FASB Statement No. 142. The Company uses a discounted cash flow analysis for purposes of estimating the fair value of a reporting unit. The annual impairment tests performed in 2006 and 2005 resulted in no impairment loss being recognized. The goodwill impairment test performed in 2004 resulted in an impairment charge of $1,033 ($682 after-tax or $.01 per share) and was recorded in the Industrial Segment. The impairment charge primarily resulted from declining market conditions and lower future growth potential relative to expectations at the acquisition date for the reporting unit involved.

The changes in the carrying amount of goodwill for the year ended June 30, 2006 are as follows:

| | Industrial Segment | Aerospace Segment | Climate & Industrial Controls Segment | Total |
|---|---|---|---|---|
| Balance June 30, 2005 | $ 1,028,660 | $ 79,575 | $ 262,789 | $ 1,371,024 |
| Acquisitions | 557,157 | 8,048 | 32,000 | 597,205 |
| Divestitures | (7,551) | | | (7,551) |
| Foreign currency translation | 14,991 | 18 | 943 | 15,952 |
| Goodwill adjustments | 32,726 | (98) | 1,200 | 33,828 |
| **Balance June 30, 2006** | **$ 1,625,983** | **$ 87,543** | **$ 296,932** | **$ 2,010,458** |

"Goodwill adjustments" primarily represent adjustments to the purchase price allocation during the twelve-month period subsequent to the acquisition date and primarily involves the valuation of plant and equipment and intangible assets.

Intangible assets are amortized on a straight-line method over their legal or estimated useful life. The following summarizes the gross carrying value and accumulated amortization for each major category of intangible asset:

| June 30, | **2006** | | 2005 | |
|---|---|---|---|---|
| | **Gross carrying amount** | **Accumulated amortization** | Gross carrying amount | Accumulated amortization |
| Patents | **$ 66,767** | **$ 22,289** | $ 48,973 | $ 17,598 |
| Trademarks | **133,576** | **13,289** | 93,471 | 7,137 |
| Customer lists and other | **351,366** | **45,036** | 142,797 | 20,615 |
| Total | **$ 551,709** | **$ 80,614** | $ 285,241 | $ 45,350 |

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Total intangible amortization expense in 2006, 2005 and 2004 was $33,544, $15,857 and $7,083, respectively. The estimated amortization expense for the five years ending June 30, 2007 through 2011 is $37,611, $34,614, $33,279, $32,828 and $29,718, respectively.

## NOTE 8. Financing Arrangements

The Company has a line of credit totaling $1,025,000 through a multi-currency revolving credit agreement with a group of banks, all of which was available at June 30, 2006. The Company has the right, no more than once a year, to increase the facility amount, in minimum increments of $25 million up to a maximum of $1,250,000. The credit agreement expires September 2010, however, the Company has the right to request a one-year extension of the expiration date on an annual basis. The credit agreement supports the Company's commercial paper note program. The interest on borrowings is based upon the terms of each specific borrowing and is subject to market conditions. The revolving credit agreement requires a facility fee of up to 5/100ths of one percent of the commitment per annum at the Company's present rating level. The revolving credit agreement contains provisions that increase the facility fee of the credit agreement in the event the Company's credit ratings are lowered. A lowering of the Company's credit ratings would not limit the Company's ability to use the credit agreement nor would it accelerate the repayment of any outstanding borrowings. It is the Company's policy to reduce the amount available for borrowing under the revolving credit agreement, on a dollar for dollar basis, by the amount of commercial paper notes outstanding.

The Company's revolving credit agreement and indentures governing certain debt agreements contain various covenants, the violation of which would limit or preclude the use of the agreement for future borrowings, or might accelerate the maturity of the related outstanding borrowing covered by the indentures. At the Company's present rating level, the most restrictive covenant provides that the ratio of secured debt to net tangible assets be less than 10 percent. As of June 30, 2006, the ratio of secured debt to net tangible assets was less than one percent. The Company is in compliance with all covenants and expects to remain in compliance during the term of the agreement and indentures.

The Company has other lines of credit, primarily short-term, aggregating $413,727 from various foreign banks, of which $408,395 was available at June 30, 2006. Most of these agreements are renewed annually.

As of June 30, 2006, the Company has $775,000 available under its universal shelf registration statement.

The Company is authorized to sell up to $1,025,000 of short-term commercial paper notes, rated A-1 by Standard & Poor's, P-1 by Moody's and F-1 by Fitch, Inc. At June 30, 2006 and 2005 there were no commercial paper notes outstanding.

Short-term borrowings from foreign banks make up the balance of Notes payable. The balance and weighted average interest rate of the Notes payable at June 30, 2006 and 2005 were $6,056 and 3.8% and $12,016 and 2.8%, respectively.

## NOTE 9. Debt

| June 30, | 2006 | 2005 |
|---|---|---|
| Domestic: | | |
| Debentures | | |
| 7.30%, due 2011 | **$ 100,000** | $ 100,000 |
| Fixed rate medium-term notes | | |
| 6.55% to 7.39%, due 2007-2019 | **195,000** | 195,000 |
| Fixed rate senior notes | | |
| 4.88%, due 2013 | **225,000** | 225,000 |
| ESOP loan guarantee | | |
| 6.34%, due 2009 | **30,878** | 42,785 |
| Variable rate demand bonds | | |
| 4.41%, due 2010-2025 | **20,035** | 20,035 |
| Foreign: | | |
| Bank loans, including revolving credit 1.0% to 6.75%, due 2007-2020 | **24,087** | 11,976 |
| Euro Notes | | |
| 6.25%, due 2006 | | 363,060 |
| Euro Bonds | | |
| 3.5%, due 2011 | **255,840** | |
| 4.125%, due 2016 | **255,840** | |
| Other long-term debt, including capitalized leases | **18,764** | 514 |
| Total long-term debt | **1,125,444** | 958,370 |
| Less long-term debt payable within one year | **65,983** | 19,946 |
| Long-term debt, net | **$1,059,461** | $ 938,424 |

Included in Long-term debt in 2005 are $363 million of Euro Notes that were due in November 2005. The settlement of this obligation did not require the use of working capital in fiscal 2006 because the Company used the proceeds from the Euro Bonds issuance to retire the Euro Notes.

Principal amounts of Long-term debt payable in the five years ending June 30, 2007 through 2011 are $65,983, $49,631, $12,390, $46,154 and $355,960, respectively. The carrying value of the Company's Long-term debt (excluding leases) was $1,123,234 and $957,856 at June 30, 2006 and 2005, respectively, and was estimated to have a fair value of $1,060,512 and $1,007,406, at June 30, 2006 and 2005, respectively. The fair value of the Long-term debt was estimated using discounted cash flow analyses based on the Company's current incremental borrowing rate for similar types of borrowing arrangements. At the Company's present rating level, some of the debt agreements include a limitation on the Company's ratio of secured debt to net tangible assets.

**ESOP LOAN GUARANTEE** – In 1999 the Company's Employee Stock Ownership Plan (ESOP) was leveraged when the ESOP Trust borrowed $112,000 and used the proceeds to purchase 3,055,413 shares of the Company's common stock from the Company's treasury. The loan is unconditionally guaranteed by the Company and therefore the unpaid balance of the borrowing is reflected on the Consolidated Balance Sheet as Long-term debt. A corresponding amount representing Unearned compensation is recorded as a deduction from Shareholders' equity.

**LEASE COMMITMENTS** – Future minimum rental commitments as of June 30, 2006, under noncancelable operating leases, which expire at various dates, are as follows: 2007-$55,302; 2008-$40,863; 2009-$29,255; 2010-$16,280; 2011-$13,001 and after 2011-$45,595.

Rental expense in 2006, 2005 and 2004 was $76,828, $64,521 and $63,638, respectively.

## NOTE 10. Retirement Benefits

**PENSIONS** – The Company has noncontributory defined benefit pension plans covering eligible employees, including certain employees in foreign countries. Plans for most salaried employees provide pay-related benefits based on years of service. Plans for hourly employees generally provide benefits based on flat-dollar amounts and years of service. The Company uses a June 30 measurement date for a majority of its pension plans. The Company also has contractual arrangements with certain key employees which provide for supplemental retirement benefits. In general, the Company's policy is to fund these plans based on legal requirements, tax considerations, local practices and investment opportunities. The Company also sponsors defined contribution plans and participates in government-sponsored programs in certain foreign countries.

Pension cost for all plans was $158,702, $121,596 and $109,160 for 2006, 2005 and 2004, respectively. Pension cost for all defined benefit plans accounted for using SFAS No. 87, "Employers' Accounting for Pensions," was as follows:

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| Service cost | **$ 79,376** | $ 64,901 | $ 67,103 |
| Interest cost | **134,489** | 129,609 | 119,770 |
| Expected return on plan assets | **(148,300)** | (134,397) | (127,968) |
| Net amortization and deferral and other | **88,909** | 58,274 | 47,025 |
| Net periodic benefit cost | **$154,474** | $118,387 | $105,930 |

| **Change in benefit obligation** | **2006** | 2005 |
|---|---|---|
| Benefit obligation at beginning of year | **$ 2,593,744** | $ 2,177,110 |
| Service cost | **79,376** | 64,901 |
| Interest cost | **134,489** | 129,609 |
| Actuarial (gain) loss | **(112,959)** | 328,884 |
| Benefits paid | **(105,825)** | (101,629) |
| Plan amendments | **6,833** | (7,694) |
| Acquisitions | **28,729** | 7,199 |
| Foreign currency translation and other | **35,763** | (4,636) |
| Benefit obligation at end of year | **$2,660,150** | $2,593,744 |
| **Change in plan assets** | | |
| Fair value of plan assets at beginning of year | **$ 1,749,810** | $ 1,624,503 |
| Actual gain on plan assets | **225,987** | 106,274 |
| Employer contributions | **121,193** | 105,385 |
| Benefits paid | **(95,715)** | (91,513) |
| Acquisitions | **19,489** | 8,158 |
| Foreign currency translation and other | **27,574** | (2,997) |
| Fair value of plan assets at end of year | **$2,048,338** | $ 1,749,810 |

| **Funded status** | **2006** | 2005 |
|---|---|---|
| Plan assets (under) benefit obligation | **$(611,812)** | $(843,934) |
| Unrecognized net actuarial loss | **723,281** | 984,702 |
| Unrecognized prior service cost | **84,776** | 88,062 |
| Unrecognized initial net (asset) obligation | **(180)** | 229 |
| Net amount recognized | **$ 196,065** | $229,059 |
| **Amounts recognized on the Consolidated Balance Sheet** | | |
| Prepaid benefit cost | **$344,987** | $ 366,675 |
| Accrued benefit liability | **(680,326)** | (944,328) |
| Intangible asset | **86,071** | 90,310 |
| Accumulated other comprehensive loss | **445,333** | 716,402 |
| Net amount recognized | **$ 196,065** | $ 229,059 |

The accumulated benefit obligation for all defined benefit plans was $2,389,579 and $2,339,083 at June 30, 2006 and 2005, respectively. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $2,612,299, $2,348,100 and $1,998,469, respectively, at June 30, 2006, and $2,543,461, $2,294,486 and $1,701,537, respectively, at June 30, 2005.

If the accumulated benefit obligation exceeds the fair value of plan assets, accounting rules require that the Company recognize a liability that is at least equal to the unfunded accumulated benefit obligation. Accordingly, a minimum pension liability of $531,404 and $806,712 has been recognized at June 30, 2006 and 2005, respectively. The net of tax effect of recording the minimum pension liability on shareholders' equity was an increase of $167,008 in 2006 and a decrease of $154,377 in 2005. Under current accounting rules, the minimum pension liability could be reversed should the fair value of plan assets exceed the accumulated benefit obligation at the end of 2007.

The Company expects to contribute approximately $135 million to its defined benefit pension plans in 2007. The majority of the expected contribution is discretionary. Estimated future benefit payments in the five years ending June 30, 2007 through 2011 are $108,616, $109,762, $116,417, $123,251 and $130,752, respectively and $783,341 in the aggregate for the five years ending June 30, 2012 through June 30, 2016.

The assumptions used to measure net periodic benefit cost for the Company's significant defined benefit plans are:

| | **2006** | 2005 | 2004 |
|---|---|---|---|
| U.S. defined benefit plans | | | |
| Discount rate | **5.25%** | 6.25% | 6.25% |
| Average increase in compensation | **4.7%** | 4.9% | 4.9% |
| Expected return on plan assets | **8.75%** | 8.25% | 8.25% |
| Non-U.S. defined benefit plans | | | |
| Discount rate | **2 to 5.5%** | 2 to 6.25% | 2 to 6.75% |
| Average increase in compensation | **1 to 4%** | 1 to 4% | 1 to 3.5% |
| Expected return on plan assets | **1 to 7.75%** | 1 to 7.75% | 1 to 7.5% |

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

The assumptions used to measure the benefit obligation for the Company's significant defined benefit plans are:

| | 2006 | 2005 |
|---|---|---|
| U.S. defined benefit plans | | |
| Discount rate | **6.0%** | 5.25% |
| Average increase in compensation | **4.7%** | 4.9% |
| Non-U.S. defined benefit plans | | |
| Discount rate | **2.25 to 5.5%** | 2 to 5.5% |
| Average increase in compensation | **1 to 4.25%** | 1 to 4% |

The discount rate assumption is based on current rates of high-quality long-term corporate bonds over the same estimated time period that benefit payments will be required to be made. The expected return on plan assets assumption is based on the weighted-average expected return of the various asset classes in the plans' portfolio. The asset class return is developed using historical asset return performance as well as current market conditions such as inflation, interest rates and equity market performance.

The weighted-average allocation of the majority of the assets related to defined benefit plans is as follows:

| | 2006 | 2005 |
|---|---|---|
| Equity securities | **66%** | 64% |
| Debt securities | **31%** | 34% |
| Other | **3%** | 2% |
| | **100%** | 100% |

The investment strategy for the defined benefit pension plan assets focuses on achieving prudent actuarial funding ratios while maintaining acceptable levels of risk. This strategy requires an investment portfolio that is broadly diversified across various asset classes and investment managers. The current weighted-average target asset allocation is 64% equity securities, 34% debt securities and 2% other. At June 30, 2006 and 2005, the plans' assets included Company stock with market values of $93,043 and $74,350, respectively.

**EMPLOYEE SAVINGS PLAN –** The Company sponsors an employee stock ownership plan (ESOP) as part of its existing savings and investment 401(k) plan. The ESOP is available to eligible domestic employees. Parker Hannifin common stock is used to match contributions made by employees to the ESOP up to a maximum of 4.0 percent of an employee's annual compensation. A breakdown of shares held by the ESOP is as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Allocated shares | **8,280,848** | 9,558,612 | 9,453,916 |
| Suspense shares | **704,094** | 1,004,423 | 1,315,814 |
| Total shares held by the ESOP | **8,984,942** | 10,563,035 | 10,769,730 |
| Fair value of suspense shares | **$54,638** | $62,284 | $78,238 |

In 1999, the ESOP was leveraged and the loan was unconditionally guaranteed by the Company. The Company's matching contribution and dividends on the shares held by the ESOP are used to repay the loan, and shares are released from the suspense account as the principal and interest are paid. The unreleased portion of the shares in the ESOP suspense account is not considered outstanding for purposes of earnings per share computations. Company contributions to the ESOP, recorded as compensation and interest expense, were $47,533 in 2006, $40,396 in 2005 and $37,208 in 2004. Dividends earned by the suspense shares and interest income within the ESOP totaled $1,017 in 2006, $962 in 2005 and $1,245 in 2004.

In 2004, the Company added to the employee savings plan a new separate account called the retirement income account (RIA). The RIA replaces the defined benefit pension plan for new employees hired at locations that previously offered a salary-based formula under the pension plan. Employees who were already under the salary-based formula in the pension plan were given the choice to stay in the pension plan or participate in the RIA. The Company makes a contribution to the participant's RIA account each year, the amount of which is based on the participant's age and years of service. Participants do not contribute to the RIA. Company contributions to the RIA were $6,479 in 2006 and $2,258 in 2005.

In addition to shares within the ESOP, as of June 30, 2006 employees have elected to invest in 2,135,223 shares of common stock within the Company Stock Fund of the Parker Retirement Savings Plan.

**OTHER POSTRETIREMENT BENEFITS –** The Company provides postretirement medical and life insurance benefits to certain retirees and eligible dependents. Most plans are contributory, with retiree contributions adjusted annually. The plans are unfunded and pay stated percentages of covered medically necessary expenses incurred by retirees, after subtracting payments by Medicare or other providers and after stated deductibles have been met. For most plans, the Company has established cost maximums to more effectively control future medical costs. The Company has reserved the right to change or eliminate these benefit plans.

Certain employees are covered under benefit provisions that include prescription drug coverage for Medicare eligible retirees. In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act introduced a plan sponsor subsidy based on a percentage of a beneficiary's annual prescription drug benefit, within defined limits, and the opportunity for a retiree to obtain prescription drug benefits under Medicare. The impact of the subsidy on the Company's other postretirement benefits was immaterial.

Postretirement benefit cost included the following components:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Service cost | **$ 2,059** | $ 1,885 | $ 1,633 |
| Interest cost | **5,559** | 6,301 | 6,270 |
| Net amortization and deferral | **261** | 71 | 409 |
| Net periodic benefit cost | **$ 7,879** | $ 8,257 | $ 8,312 |

| **Change in benefit obligation** | 2006 | 2005 |
|---|---|---|
| Benefit obligation at beginning of year | **$ 119,969** | $104,895 |
| Service cost | **2,059** | 1,885 |
| Interest cost | **5,559** | 6,301 |
| Actuarial (gain) loss | **(17,763)** | 11,348 |
| Benefits paid | **(6,816)** | (6,908) |
| Acquisitions and other | **(1,763)** | 2,448 |
| Benefit obligation at end of year | **$ 101,245** | $ 119,969 |

| Funded status | 2006 | 2005 |
|---|---|---|
| Benefit obligation in excess of plan assets | $(101,245) | $(119,969) |
| Unrecognized net actuarial loss | 9,773 | 28,417 |
| Unrecognized prior service cost | (3,788) | (2,646) |
| Net amount recognized | $ (95,260) | $ (94,198) |
| **Amounts recognized on the Consolidated Balance Sheet** | | |
| Accrued benefit liability | $ (95,260) | $ (94,198) |

The assumptions used to measure the net periodic benefit cost for postretirement benefit obligations are:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Discount rate | 5.25% | 6.25% | 6.25% |
| Current medical cost trend rate | 10.4% | 9.8% | 8.9% |
| Ultimate medical cost trend rate | 5% | 5% | 5% |
| Medical cost trend rate decreases to ultimate in year | 2014 | 2012 | 2010 |

The discount rate assumption used to measure the benefit obligation was 6.0% in 2006 and 5.25% in 2005.

Estimated future benefit payments for other postretirement benefits in the five years ending June 30, 2007 through 2011 are $7,086, $7,061, $6,984, $7,152 and $7,451, respectively and $37,669 in the aggregate for the five years ending June 30, 2012 through June 30, 2016.

A one percentage point change in assumed health care cost trend rates would have the following effects:

| | 1% Increase | 1% Decrease |
|---|---|---|
| Effect on total of service and interest cost components | $ 994 | $ (791) |
| Effect on postretirement benefit obligation | $ 9,430 | $ (7,812) |

**OTHER** – The Company has established nonqualified deferred compensation programs, which permit officers, directors and certain management employees annually to elect to defer a portion of their compensation, on a pre-tax basis, until their retirement. The retirement benefit to be provided is based on the amount of compensation deferred, Company match, and earnings on the deferrals. Deferred compensation expense was $18,965, $13,622 and $20,006 in 2006, 2005 and 2004, respectively.

The Company has invested in corporate-owned life insurance policies to assist in meeting the obligation under these programs. The policies are held in a rabbi trust and are recorded as assets of the Company.

## NOTE 11. Shareholders' Equity

| Common Shares | 2006 | 2005 | 2004 |
|---|---|---|---|
| Balance July 1 | $ 60,219 | $ 59,856 | $ 59,143 |
| Shares issued under stock incentive plans (2006 – 246,615; 2005 – 726,224; 2004 – 1,425,321) | 123 | 363 | 713 |
| Balance June 30 | $ 60,342 | $ 60,219 | $ 59,856 |

| Additional Capital | 2006 | 2005 | 2004 |
|---|---|---|---|
| Balance July 1 | $ 478,219 | $ 451,891 | $ 389,021 |
| Stock option exercise activity | (32,243) | 1,385 | 34,825 |
| Stock-based compensation expense | 33,448 | | |
| Tax benefit of stock options | 20,406 | 16,520 | 13,627 |
| Restricted stock issued | 603 | 214 | 2,088 |
| Shares related to ESOP | 10,436 | 8,209 | 12,330 |
| Balance June 30 | $ 510,869 | $ 478,219 | $ 451,891 |
| **Retained Earnings** | | | |
| Balance July 1 | $3,352,888 | $2,840,787 | $2,584,268 |
| Net income | 673,167 | 604,692 | 345,783 |
| Cash dividends paid on common shares, net of tax benefits | (109,643) | (92,591) | (89,264) |
| Balance June 30 | $ 3,916,412 | $3,352,888 | $2,840,787 |
| **Unearned Compensation Related to ESOP** | | | |
| Balance July 1 | $ (36,818) | $ (48,868) | $ (63,418) |
| Unearned compensation related to ESOP debt guarantee | 11,009 | 12,050 | 14,550 |
| Balance June 30 | $ (25,809) | $ (36,818) | $ (48,868) |
| **Deferred Compensation Related to Stock Options** | | | |
| Balance July 1 and June 30 | $ 2,347 | $ 2,347 | $ 2,347 |
| **Accumulated Other Comprehensive Income (Loss)** | | | |
| Balance July 1 | $ (470,964) | $ (311,710) | $ (445,982) |
| Foreign currency translation (net of tax of: 2006 – $47,864; 2005 – $8,080; 2004 – $2,027) | 103,842 | 13,138 | 34,487 |
| Unrealized (loss) gain on marketable securities (net of tax of: 2006 – $5; 2005 – $6,451; 2004 – $4,979) | (8) | (10,706) | 8,262 |
| Realized (gain) loss on marketable securities (net of tax of: 2006 – $11; 2005 – $7; 2004 – $1,802) | (18) | 9 | (2,990) |
| Minimum pension liability (net of tax of: 2006 – $110,068; 2005 – $93,127; 2004 – $44,464) | 167,008 | (154,377) | 94,513 |
| Unrealized gain (loss) on cash flow hedges (net of tax of: 2006 – $3,096; 2005 – $4,410) | 5,161 | (7,318) | |
| Realized loss on cash flow hedges (net of tax of: 2006 – $96) | 160 | | |
| Balance June 30 | $ (194,819) | $ (470,964) | $ (311,710) |

| Common Stock in Treasury | 2006 | 2005 | 2004 |
|---|---|---|---|
| Balance July 1 | **$(45,744)** | $(11,849) | $ (4,468) |
| Shares purchased at cost (2006 – 742,100; 2005 – 1,000,000; 2004 – 224,891) | **(52,409)** | (61,781) | (12,691) |
| Shares issued under stock incentive plans (2006 – 979,464; 2005 – 413,582; 2004 – 135,291) | **61,530** | 23,779 | 6,021 |
| Restricted stock issued (surrendered) | **8,484** | 4,107 | (711) |
| Balance June 30 | **$(28,139)** | $(45,744) | $(11,849) |

Included in the 2006 tax amount for foreign currency translation adjustments is $38.8 million related to prior year deferred taxes associated with the retirement of the Euro Notes in November 2005.

Shares surrendered upon exercise of stock options: 2006 – 680,110; 2005 – 655,385; 2004 – 737,594.

**SHARE REPURCHASES** – The Company has a program to repurchase up to 5.0 million of the Company's common shares per fiscal year on the open market, at prevailing prices, including the systematic repurchase of up to $20 million in common shares each fiscal quarter. At June 30, 2006, the remaining authorization to repurchase was 9.67 million shares. Repurchases are primarily funded from operating cash flows, and the shares are initially held as treasury stock.

## NOTE 12. Stock Incentive Plans

**STOCK-BASED AWARDS** – The Company's stock incentive plans provide for the granting of nonqualified options and stock appreciation rights (SARs) to officers, directors and key employees of the Company. The nonqualified stock options allow the recipient to purchase shares of common stock at a price not less than 100 percent of the fair market value of the stock on the date options are granted. Outstanding options and SARs are exercisable from one to three years after the date of grant and expire no more than ten years after grant. The Company satisfies stock option and SAR exercises by issuing common shares out of treasury, which have been repurchased pursuant to the Company's share repurchase program described in Note 11, or through the issuance of previously unissued common shares.

On July 1, 2005, the Company adopted the provisions of FASB Statement No.123 (revised 2004) and elected to use the modified prospective transition method. The modified prospective transition method requires that compensation cost be recognized in the financial statements for all awards granted after the date of adoption as well as for existing awards for which the requisite service has not been rendered as of the date of adoption and requires that prior periods not be restated. Prior to the adoption of FASB Statement No. 123 (revised 2004), the Company used the intrinsic-value based method to account for stock-based awards and made no charges against earnings with respect to awards granted as the grant price equaled the market price of the underlying common shares on the date of grant. The adoption of FASB Statement No. 123 (revised 2004) reduced Income from continuing operations before income taxes in 2006 by $33,448 and reduced Net income in 2006 by $21,766 ($.18 per basic and diluted share). The adoption of FASB Statement No. 123 (revised 2004) had an immaterial effect on the Consolidated Statement of Cash Flows in 2006.

The Company derives a tax deduction measured by the excess of the market value over the grant price at the date stock-based awards are exercised. The related tax benefit is credited to Additional capital as the Company is currently in a windfall tax benefit position. The Company has elected to use the "short-cut method" to calculate the historical pool of windfall tax benefits upon adoption of FASB Statement No. 123 (revised 2004).

See Note 1 on page 25 for disclosure of pro forma information regarding Net income and Earnings per share as if the fair value based method had been applied to all outstanding and nonvested awards in 2005 and 2004.

The fair values for the significant stock-based awards granted in 2006, 2005 and 2004 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Risk-free interest rate | **4.2%** | 3.5% | 3.4% |
| Expected life of award | **5.4 yrs** | 4.2 yrs | 4.4 yrs |
| Expected dividend yield of stock | **1.6%** | 1.7% | 1.7% |
| Expected volatility of stock | **33.1%** | 32.7% | 36.8% |
| Weighted-average fair value | **$ 21.29** | $ 14.97 | $ 14.38 |

The expected life of the award was derived by referring to actual exercise experience. The expected volatility of stock was derived by referring to changes in the Company's historical common stock prices over a timeframe similar to the expected life of the award. The Company has no reason to believe that future stock volatility is likely to materially differ from historical volatility.

Stock-based award activity during 2006 is as follows (aggregate intrinsic value in millions):

| | Number Of Shares | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding June 30, 2005 | 8,238,619 | $ 45.35 | | |
| **Granted** | **1,585,769** | **66.70** | | |
| **Exercised** | **(1,901,313)** | **42.58** | | |
| **Canceled** | **(62,624)** | **55.95** | | |
| **Outstanding June 30, 2006** | **7,860,451** | **$ 50.24** | **6.7 years** | **$215.4** |
| **Exercisable June 30, 2006** | **5,509,557** | **$ 44.97** | **5.9 years** | **$179.8** |

A summary of the status and changes of shares subject to stock-based awards and the related average price per share follows:

| | Number of Shares | Weighted-Average Grant date Fair Value |
|---|---|---|
| Nonvested June 30, 2005 | 2,830,830 | $ 14.73 |
| **Granted** | **1,585,769** | **21.29** |
| **Vested** | **(2,021,919)** | **14.72** |
| **Canceled** | **(43,786)** | **17.58** |
| **Nonvested June 30, 2006** | **2,350,894** | **$ 19.14** |

At June 30, 2006, $14,468 of expense with respect to nonvested stock-based awards has yet to be recognized and will be amortized into expense over a weighted-average period of approximately 18 months. The total fair value of shares vested during 2006, 2005 and 2004 was $29,784, $31,597 and $31,139, respectively.

Information related to stock-based awards exercised during 2006, 2005 and 2004 is as follows:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Net cash proceeds | **$ 52,879** | $ 37,453 | $ 50,271 |
| Intrinsic value | **47,401** | 51,387 | 41,202 |
| Income tax benefit | **20,516** | 16,391 | 13,453 |

**RESTRICTED STOCK** – Restricted stock was issued under the Company's 2003 and 1993 Stock Incentive Program to certain key employees under the Company's 2002-03-04, 2001-02-03 and 2000-01-02 Long Term Incentive Plans (LTIP). Value of the payments was set at the market value of the Company's common stock on the date of issuance. Shares were earned and awarded, and an estimated value was accrued, based upon attainment of criteria specified in the LTIP over the cumulative years of each 3-year Plan. Plan participants are entitled to cash dividends and to vote their respective shares, but the shares are restricted as to transferability for three years following issuance.

**Restricted Shares for LTIP Plan**

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Number of shares issued | **136,922** | 66,393 | 19,566 |
| Average share value on date of issuance | **$ 65.65** | $ 60.52 | $ 47.29 |
| Total value | **$ 8,989** | $ 4,018 | $ 925 |

Under the Company's 2004-05-06 LTIP a payout of shares of restricted stock from the Company's 2003 Stock Incentive Program will be issued to certain key employees in 2007. The balance of the 2004-05-06 LTIP payout will be made as deferred cash compensation (if elected by the participant) or in cash. The total payout, valued at $25,091 has been accrued over the three years of the plan.

In addition, non-employee members of the Board of Directors have been given the opportunity to receive all or a portion of their fees in the form of restricted stock. These shares vest ratably, on an annual basis, over the term of office of the director. In 2006, 2005 and 2004, 6,778, 3,132 and 9,382 shares, respectively, were issued in lieu of directors' fees. During 2006, 2,442 shares of the restricted stock was surrendered upon the death of a director.

At June 30, 2006, the Company had 15,912,427 common shares reserved for issuance in connection with its stock incentive plans.

## NOTE 13. Shareholders' Protection Rights Agreement

The Board of Directors of the Company declared a dividend of one Right for each share of Common Stock outstanding on February 17, 1997 in relation to the Company's Shareholder Protection Rights Agreement. As of June 30, 2006, 120,315,195 shares of Common Stock were reserved for issuance under this Agreement. Under certain conditions involving acquisition of or an offer for 15 percent or more of the Company's Common Stock, all holders of Rights, except an acquiring entity, would be entitled to purchase, at an exercise price of $100, a value of $200 of Common Stock of the Company or an acquiring entity, or at the option of the Board, to exchange each Right for one share of Common Stock. The Rights remain in existence until February 17, 2007, unless earlier redeemed (at one cent per Right), exercised or exchanged under the terms of the agreement. In the event of an unfriendly business combination attempt, the Rights will cause substantial dilution to the person attempting the business combination. The Rights should not interfere with any merger or other business combination that is in the best interest of the Company and its shareholders since the Rights may be redeemed.

## NOTE 14. Research and Development

Research and development costs amounted to $203,702 in 2006, $164,229 in 2005 and $141,988 in 2004. These amounts include both costs incurred by the Company related to independent research and development initiatives as well as costs incurred in connection with research and development contracts. Costs incurred in connection with research and development contracts amounted to $37,532 in 2006, $34,757 in 2005 and $48,013 in 2004. These costs are included in the total research and development cost for each of the respective years.

## NOTE 15. Contingencies

The Company is involved in various litigation arising in the normal course of business, including proceedings based on product liability claims, workers' compensation claims and alleged violations of various environmental laws. The Company is self-insured in the United States for health care, workers' compensation, general liability and product liability up to predetermined amounts, above which third party insurance applies. Management regularly reviews the probable outcome of these proceedings, the expenses expected to be incurred, the availability and limits of the insurance coverage, and the established accruals for liabilities. While the outcome of pending proceedings cannot be predicted with certainty, management believes that any liabilities that may result from these proceedings will not have a material adverse effect on the Company's liquidity, financial condition or results of operations.

**ENVIRONMENTAL** – The Company is currently responsible for environmental remediation at 34 manufacturing facilities presently or formerly operated by the Company and has been named as a "potentially responsible party," along with other companies, at two off-site waste disposal facilities and three regional sites.

As of June 30, 2006, the Company has a reserve of $18,374 for environmental matters, which are probable and reasonably estimable. This reserve is recorded based upon the best estimate of costs to be incurred in light of the progress made in determining the magnitude of remediation costs, the timing and extent of remedial actions required by governmental authorities and the amount of the Company's liability in proportion to other responsible parties. This reserve is net of $3,419 for discounting, primarily at a 4.5 percent discount rate, a portion of the costs at 31 locations to operate and maintain remediation treatment systems as well as gauge treatment system effectiveness through monitoring and sampling over periods up to 30 years.

The Company's estimated total liability for the above mentioned sites ranges from a minimum of $18,374 to a maximum of $71,872. The largest range for any one site is approximately $8.3 million. The actual costs to be incurred by the Company will be dependent on final determination of remedial action required, negotiations with federal and state agencies, changes in regulatory requirements and technology innovation, the effectiveness of remedial technologies employed, the ability of other responsible parties to pay, and any insurance or third party recoveries.

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

## NOTE 16. Quarterly Information (Unaudited)

| 2006 (a) | 1st | 2nd | 3rd | 4th | Total |
|---|---|---|---|---|---|
| **Net sales** | **$2,113,551** | **$2,157,537** | **$2,498,068** | **$2,616,732** | **$9,385,888** |
| **Gross profit** | **457,798** | **451,854** | **545,877** | **562,741** | **2,018,270** |
| **Income from continuing operations** | **143,848** | **129,024** | **177,523** | **187,881** | **638,276** |
| **Net income** | **172,732** | **129,024** | **177,523** | **193,888** | **673,167** |
| **Diluted earnings per share from continuing operations** | **1.19** | **1.07** | **1.46** | **1.55** | **5.28** |
| **Net diluted earnings per share** | **1.43** | **1.07** | **1.46** | **1.59** | **5.57** |

| 2005 (b) | 1st | 2nd | 3rd | 4th | Total |
|---|---|---|---|---|---|
| Net sales | $1,877,915 | $1,905,931 | $2,112,462 | $2,172,497 | $8,068,805 |
| Gross profit | 400,221 | 389,026 | 423,658 | 464,423 | 1,677,328 |
| Income from continuing operations | 126,036 | 110,413 | 140,646 | 156,071 | 533,166 |
| Net income | 132,783 | 171,127 | 139,370 | 161,412 | 604,692 |
| Diluted earnings per share from continuing operations | 1.05 | .91 | 1.16 | 1.30 | 4.43 |
| Net diluted earnings per share | 1.11 | 1.41 | 1.15 | 1.34 | 5.02 |

Earnings per share amounts are computed independently for each of the quarters presented, therefore, the sum of the quarterly earnings per share amounts may not equal the total computed for the year.

(a) Income from continuing operations for the first quarter includes a $2,770 charge ($1,731 after-tax or $.01 per diluted share) related to business realignment costs. Income from continuing operations for the second quarter includes a $3,914 charge ($2,442 after-tax or $.02 per diluted share) related to business realignment costs. Income from continuing operations for the third quarter includes a $5,117 charge ($3,193 after-tax or $.03 per diluted share) related to business realignment costs. Income from continuing operations for the fourth quarter includes a $7,566 charge ($4,676 after-tax or $.04 per diluted share) related to business realignment costs. Net income for the first quarter includes an after-tax gain of $27,753 ($.23 per diluted share) related to the divestiture of a business. Net income for the fourth quarter includes an after-tax gain of $6,007 ($.04 per diluted share) resulting from additional accounting adjustments related to the gain on the divestiture of a business.

(b) Income from continuing operations for the first quarter includes a $1,459 charge ($910 after-tax or $.01 per diluted share) related to business realignment costs. Income from continuing operations for the second quarter includes a $1,056 charge ($659 after-tax or $.01 per diluted share) related to business realignment costs. Income from continuing operations for the third quarter includes a $6,267 charge ($3,911 after-tax or $.03 per diluted share) related to business realignment costs. Income from continuing operations for the fourth quarter includes a $5,481 charge ($3,420 after-tax or $.03 per diluted share) related to business realignment costs. Net income for the second quarter includes an after-tax gain of $55,352 ($.47 per diluted share) related to the divestiture of a business. Net income for the third quarter includes an after-tax loss of $2,805 ($.03 per diluted share) resulting from additional accounting adjustments related to the gain on the divestiture of a business.

## NOTE 17. Stock Prices and Dividends (Unaudited)

| (In dollars) | | 1st | 2nd | 3rd | 4th | Full Year |
|---|---|---|---|---|---|---|
| **2006** | **High** | **$68.65** | **$70.55** | **$83.39** | **$86.99** | **$86.99** |
| | **Low** | **60.31** | **60.73** | **65.16** | **71.14** | **60.31** |
| | **Dividends** | **.230** | **.230** | **.230** | **.230** | **.920** |
| 2005 | High | $59.42 | $78.42 | $76.23 | $62.98 | $78.42 |
| | Low | 53.14 | 58.65 | 59.12 | 56.80 | 53.14 |
| | Dividends | .190 | .190 | .200 | .200 | .780 |
| 2004 | High | $50.85 | $59.80 | $61.00 | $59.96 | $61.00 |
| | Low | 40.76 | 44.57 | 53.50 | 51.73 | 40.76 |
| | Dividends | .190 | .190 | .190 | .190 | .760 |

Common Stock Listing: New York Stock Exchange, Stock Symbol PH

# ELEVEN-YEAR FINANCIAL SUMMARY

| | 2006 (a) | 2005 | 2004 | 2003 |
|---|---|---|---|---|
| Net sales | **$ 9,385,888** | $ 8,068,805 | $ 6,887,596 | $ 6,222,452 |
| Cost of sales | **7,367,618** | 6,391,477 | 5,577,888 | 5,165,523 |
| Selling, general and administrative expenses | **1,036,646** | 860,278 | 765,570 | 687,455 |
| Goodwill impairment loss | | | 1,033 | |
| Interest expense | **75,763** | 66,869 | 73,144 | 81,249 |
| Income taxes | **261,682** | 205,105 | 140,871 | 97,246 |
| Income - continuing operations | **638,276** | 533,166 | 332,085 | 189,362 |
| Net income | **673,167** | 604,692 | 345,783 | 196,272 |
| Basic earnings per share - continuing operations | **5.35** | 4.49 | 2.82 | 1.63 |
| Diluted earnings per share - continuing operations | **5.28** | 4.43 | 2.79 | 1.62 |
| Basic earnings per share | **5.65** | 5.09 | 2.94 | 1.69 |
| Diluted earnings per share | **$ 5.57** | $ 5.02 | $ 2.91 | $ 1.68 |
| Average number of shares outstanding - Basic | **119,211** | 118,795 | 117,708 | 116,382 |
| Average number of shares outstanding - Diluted | **120,884** | 120,449 | 119,006 | 116,895 |
| Cash dividends per share | **$ .920** | $ .780 | $ .760 | $ .740 |
| Net income as a percent of net sales | **7.2%** | 7.5% | 5.0% | 3.2% |
| Return on average assets | **9.0%** | 9.3% | 5.7% | 3.4% |
| Return on average equity | **17.8%** | 19.1% | 12.6% | 7.7% |
| Book value per share | **$ 35.46** | $ 28.14 | $ 25.24 | $ 21.63 |
| Working capital | **$ 1,457,873** | $ 1,454,883 | $ 1,260,036 | $ 950,286 |
| Ratio of current assets to current liabilities | **1.9** | 2.1 | 2.0 | 1.7 |
| Plant and equipment, net | **$ 1,693,794** | $ 1,581,348 | $ 1,574,988 | $ 1,641,532 |
| Total assets | **8,173,432** | 6,860,703 | 6,194,701 | 5,938,209 |
| Long-term debt | **1,059,461** | 938,424 | 953,796 | 966,332 |
| Shareholders' equity | **$ 4,241,203** | $ 3,340,147 | $ 2,982,454 | $ 2,520,911 |
| Debt to debt-equity percent | **21.1%** | 22.5% | 24.9% | 35.6% |
| Depreciation | **$ 245,681** | $ 245,206 | $ 239,106 | $ 246,267 |
| Capital expenditures | **$ 198,113** | $ 154,905 | $ 138,291 | $ 156,342 |
| Number of employees | **57,073** | 50,019 | 47,433 | 46,787 |
| Number of shareholders | **57,986** | 54,632 | 54,683 | 51,154 |
| Number of shares outstanding at year-end | **119,611** | 118,689 | 118,168 | 116,526 |

(a) Includes the effect of expensing stock-based compensation awards as required by SFAS No. 123R.

## NET SALES
Millions of Dollars


9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
96 97 98 99 00 01 02 03 04 05 06

## NET INCOME
Millions of Dollars


630
560
490
420
350
280
210
140
70
96 97 98 99 00 01 02 03 04 05 06

## DILUTED EARNINGS PER SHARE
Dollars


6.30
5.60
4.90
4.20
3.50
2.80
2.10
1.40
0.70
96 97 98 99 00 01 02 03 04 05 06

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

| 2002 | 2001 | 2000 | 1999 | 1998 | 1997 | 1996 |
|---|---|---|---|---|---|---|
| $ 6,149,122 | $ 5,979,604 | $ 5,385,618 | $ 4,986,696 | $ 4,658,229 | $ 4,113,339 | $ 3,586,448 |
| 5,116,570 | 4,728,156 | 4,186,850 | 3,897,266 | 3,576,198 | 3,175,246 | 2,756,343 |
| 686,485 | 679,963 | 575,906 | 550,681 | 532,134 | 475,180 | 425,449 |
| 39,516 | | | | | | |
| 82,484 | 95,775 | 59,183 | 63,697 | 52,787 | 46,659 | 36,667 |
| 87,886 | 187,391 | 193,955 | 167,193 | 180,762 | 150,828 | 134,812 |
| 130,150 | 340,792 | 368,232 | 310,501 | 319,551 | 274,039 | 239,667 |
| 130,150 | 340,792 | 368,232 | 310,501 | 319,551 | 274,039 | 239,667 |
| 1.13 | 2.98 | 3.34 | 2.85 | 2.88 | 2.46 | 2.15 |
| 1.12 | 2.96 | 3.31 | 2.83 | 2.85 | 2.44 | 2.14 |
| 1.13 | 2.98 | 3.34 | 2.85 | 2.88 | 2.46 | 2.15 |
| $ 1.12 | $ 2.96 | $ 3.31 | $ 2.83 | $ 2.85 | $ 2.44 | $ 2.14 |
| 115,409 | 114,305 | 110,331 | 108,800 | 110,869 | 111,602 | 111,261 |
| 116,061 | 115,064 | 111,245 | 109,679 | 111,959 | 112,518 | 112,189 |
| $ .720 | $ .700 | $ .680 | $ .640 | $ .600 | $ .506 | $ .480 |
| 2.1% | 5.7% | 6.8% | 6.2% | 6.9% | 6.7% | 6.7% |
| 2.3% | 6.8% | 8.8% | 8.6% | 9.8% | 9.3% | 9.2% |
| 5.1% | 14.1% | 17.7% | 17.6% | 19.8% | 18.7% | 18.6% |
| $ 22.26 | $ 21.99 | $ 20.31 | $ 17.03 | $ 15.32 | $ 13.87 | $ 12.42 |
| $ 875,781 | $ 783,233 | $ 966,810 | $ 1,020,171 | $ 791,305 | $ 783,550 | $ 635,242 |
| 1.6 | 1.6 | 1.8 | 2.4 | 1.8 | 2.1 | 1.8 |
| $ 1,696,965 | $ 1,548,688 | $ 1,340,915 | $ 1,200,869 | $ 1,135,225 | $ 1,020,743 | $ 991,777 |
| 5,752,583 | 5,337,661 | 4,646,299 | 3,705,888 | 3,524,821 | 2,998,946 | 2,887,124 |
| 1,088,883 | 857,078 | 701,762 | 724,757 | 512,943 | 432,885 | 439,797 |
| $ 2,583,516 | $ 2,528,915 | $ 2,309,458 | $ 1,853,862 | $ 1,683,450 | $ 1,547,301 | $ 1,383,958 |
| 36.8% | 35.7% | 31.0% | 29.8% | 31.6% | 24.5% | 30.7% |
| $ 231,235 | $ 200,270 | $ 167,356 | $ 164,577 | $ 153,633 | $ 146,253 | $ 126,544 |
| $ 206,564 | $ 334,748 | $ 230,482 | $ 230,122 | $ 236,945 | $ 189,201 | $ 201,693 |
| 48,176 | 46,302 | 43,895 | 38,928 | 39,873 | 34,927 | 33,289 |
| 53,001 | 50,731 | 47,671 | 39,380 | 44,250 | 43,014 | 35,403 |
| 116,051 | 114,989 | 113,707 | 108,846 | 109,873 | 111,527 | 111,438 |

**TOTAL ASSETS**
Millions of Dollars



7,200
6,400
5,600
4,800
4,000
3,200
2,400
1,600
800
96 97 98 99 00 01 02 03 04 05 06


**LONG-TERM DEBT**
Millions of Dollars



7,200
6,400
5,600
4,800
4,000
3,200
2,400
1,600
800
96 97 98 99 00 01 02 03 04 05 06


**SHAREHOLDERS' EQUITY**
Millions of Dollars



7,200
6,400
5,600
4,800
4,000
3,200
2,400
1,600
800
96 97 98 99 00 01 02 03 04 05 06

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Parker Hannifin Corporation:

We have completed integrated audits of Parker Hannifin Corporation's 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of June 30, 2006 and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

**CONSOLIDATED FINANCIAL STATEMENTS**

In our opinion, the accompanying consolidated Balance Sheets and the related consolidated statements of Income, Comprehensive Income and Cash Flows present fairly, in all material respects, the financial position of Parker Hannifin Corporation and its subsidiaries (the "Company") at June 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 12 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in fiscal 2006.

**INTERNAL CONTROL OVER FINANCIAL REPORTING**

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of June 30, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded 13 entities from its assessment of internal control over financial reporting as of June 30, 2006 because they were acquired by the Company in purchase business combinations during the year ended June 30, 2006. We have also excluded these 13 entities from our audit of internal control over financial reporting. The excluded entities are wholly-owned subsidiaries whose total assets and total revenues represent 8.0% and 5.5%, respectively, of the related consolidated financial statement amounts as of and for the year ended June 30, 2006.

PricewaterhouseCoopers LLP
Cleveland, Ohio
August 16, 2006

# MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Internal control over financial reporting is designed to provide reasonable assurance as to the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

We assessed the effectiveness of our internal control over financial reporting as of June 30, 2006. We have excluded 13 entities from our evaluation of internal control over financial reporting as of June 30, 2006 because the entities were acquired in purchase business combinations during the year ended June 30, 2006. On a combined basis, the entities represent approximately 8.0% of total assets and 5.5% of total revenues as of and for the fiscal year ended June 30, 2006. In making this assessment, we used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework." We concluded that based on our assessment, the Company's internal control over financial reporting was effective as of June 30, 2006.

Our assessment of the effectiveness of the Company's internal control over financial reporting as of June 30, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

| | |
|---|---|
| Donald E. Washkewicz | Timothy K. Pistell |
| Chairman and | Executive Vice President – Finance and |
| *Chief Executive Officer* | *Administration and Chief Financial Officer* |

# FORWARD-LOOKING STATEMENTS

Forward-looking statements contained in this Annual Report and other written reports and oral statements are made based on known events and circumstances at the time of release, and as such, are subject in the future to unforeseen uncertainties and risks. All statements regarding future performance, earnings projections, events or developments are forward-looking statements. It is possible that the Company's future performance and earnings projections of the Company may differ materially from current expectations, depending on economic conditions within both its industrial and aerospace markets, and the Company's ability to achieve anticipated benefits associated with announced realignment activities, strategic initiatives to improve operating margins and growth and innovation initiatives. A change in economic conditions in individual markets may have a particularly volatile effect on segment performance. Among other factors which may affect future performance are:

- Changes in business relationships with and purchases by or from major customers or suppliers, including delays or cancellations in shipments, or significant changes in financial condition,
- Uncertainties surrounding timing, successful completion or integration of acquisitions,
- Threats associated with and efforts to combat terrorism,
- Competitive market conditions and resulting effects on sales and pricing,
- Increases in raw material costs that cannot be recovered in product pricing,
- The Company's ability to manage costs related to insurance and employee retirement and health care benefits, and
- Global economic factors, including manufacturing activity, air travel trends, currency exchange rates, difficulties entering new markets and general economic conditions such as interest rates.

The Company undertakes no obligation to update or publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this Report.

# BOARD OF DIRECTORS

## Chairman of the Board

**DONALD E. WASHKEWICZ**
Chairman and Chief Executive Officer
Parker-Hannifin Corporation
Age: 56
Director since 2000
Chairman since 2004

## Directors

**DUANE E. COLLINS**
Consultant, Former Chairman of the Board
Parker-Hannifin Corporation
Age: 70
Director since 1992

**WILLIAM E. KASSLING** 1, 3
Chairman of the Board
Wabtec Corporation
(services for the rail industry)
Age: 62
Director since 2001

**ROBERT J. KOHLHEPP** 1, 4
Vice Chairman
Cintas Corporation
(uniform rental)
Age: 62
Director since 2002

**DR. PETER W. LIKINS** 1, 2
President Emeritus, University of Arizona
Age: 70
Director since 1989

**GIULIO MAZZALUPI** 3, 4
Former President, Chief Executive Officer
and Director (Retired)
Atlas Copco AB
(industrial manufacturing)
Age: 65
Director since 1999

**KLAUS-PETER MÜLLER** 3, 4
Chairman of the Board of Managing Directors
Commerzbank AG
Age: 62
Director since 1998

**CANDY M. OBOURN** 2, 3
Chief Executive Officer and President
Active Healthcare
(women's healthcare products)
Age: 56
Director since 2002

**JOSEPH M. SCAMINACE** 2, 3
Chief Executive Officer and Director
OM Group, Inc.
(metal-based specialty chemicals)
Age: 53
Director since 2004

**WOLFGANG R. SCHMITT** 1, 2
Chief Executive Officer
Trends 2 Innovation
(strategic growth consultants)
Age: 62
Director since 1992

**MARKOS I. TAMBAKERAS** 2, 4
Executive Chairman
Kennametal, Inc.
(global tooling solutions supplier)
Age: 56
Director since 2005

**NICKOLAS W. VANDE STEEG**
President and Chief Operating Officer
Parker-Hannifin Corporation
Age: 63
Director since 2004

## Committees of the Board

**(1) AUDIT**
Chairman: R. J. Kohlhepp

**(2) HUMAN RESOURCES AND COMPENSATION**
Chairman: W. R. Schmitt

**(3) CORPORATE GOVERNANCE AND NOMINATING**
Chairman: W. E. Kassling

**(4) FINANCE**
Chairman: K. P. Müller

# CORPORATE MANAGEMENT

**DONALD E. WASHKEWICZ**
Chairman and Chief Executive Officer
Age: 56
Years of Parker service: 34

**NICKOLAS W. VANDE STEEG**
President and Chief Operating Officer
Age: 63
Years of Parker service: 34

**JOHN D. MYSLENSKI**
Executive Vice President –
Sales, Marketing and
Operations Support
Age: 55
Years of Parker service: 33

**TIMOTHY K. PISTELL**
Executive Vice President –
Finance and Administration
and Chief Financial Officer
Age: 59
Years of Parker service: 37

**LEE C. BANKS**
Vice President and President –
Hydraulics Group
Age: 43
Years of Parker service: 14

**ROBERT P. BARKER**
Vice President and President –
Aerospace Group
Age: 56
Years of Parker service: 33

**ROBERT W. BOND**
Vice President and President –
Fluid Connectors Group
Age: 49
Years of Parker service: 29

**JOHN G. DEDINSKY, JR.**
Vice President –
Global Supply Chain and Procurement
Age: 49
Years of Parker service: 27

**DANA A. DENNIS**
Vice President and Controller
Age: 58
Years of Parker service: 27

**HEINZ DROXNER**
Vice President and President –
Seal Group
Age: 61
Years of Parker service: 33

**WILLIAM G. ELINE**
Vice President –
Chief Information Officer
Age: 50
Years of Parker service: 27

**THOMAS F. HEALY**
Vice President and President –
Climate & Industrial Controls Group
Age: 46
Years of Parker service: 23

**PAMELA J. HUGGINS**
Vice President and Treasurer
Age: 52
Years of Parker service: 22

**MARWAN M. KASHKOUSH**
Corporate Vice President –
Worldwide Sales and Marketing
Age: 52
Years of Parker service: 28

**A. RICARDO MACHADO**
Vice President and President –
Latin America Group
Age: 58
Years of Parker service: 13

**M. CRAIG MAXWELL**
Vice President –
Technology and Innovation
Age: 48
Years of Parker service: 10

**JOHN K. OELSLAGER**
Vice President and President –
Filtration Group
Age: 63
Years of Parker service: 39

**THOMAS A. PIRAINO, JR.**
Vice President, General Counsel
and Secretary
Age: 57
Years of Parker service: 24

**DANIEL S. SERBIN**
Vice President –
Human Resources
Age: 52
Years of Parker service: 26

**ROGER S. SHERRARD**
Vice President and President –
Automation Group
Age: 40
Years of Parker service: 17

**JOSEPH J. VICIC**
Vice President and President –
Asia Pacific Group
Age: 61
Years of Parker service: 39

**THOMAS L. WILLIAMS**
Vice President and President –
Instrumentation Group
Age: 47
Years of Parker service: 3

# CORPORATE INFORMATION

## Ethical Conduct

Observing high ethical standards has contributed to Parker Hannifin's reputation for excellence. The Company Code of Ethics requires compliance with all relevant laws, while acting with honesty, fairness and integrity. Parker is committed to meeting its ethical obligations to customers and suppliers, fellow employees, shareholders and the public.

## Equal Opportunity

Parker Hannifin Corporation is an affirmative action/equal opportunity employer that extends its commitment beyond equal opportunity and nondiscriminatory practices to take positive steps to create an inclusive, and empowered employee environment.

It is the policy of Parker Hannifin Corporation to provide all employees with a working environment free from all forms of discrimination and harassment. Further, Parker Hannifin will not tolerate discrimination or harassment against any person for any reason.

Parker Hannifin Corporation's policy is to make all employment decisions on the basis of an individual's job related qualifications, abilities, and performance – not on the basis of personal characteristics unrelated to successful job performance.

## Annual Meeting

The 2006 Annual Meeting of Shareholders will be held on Wednesday, October 25, 2006, at Parker Hannifin Corporate Headquarters, 6035 Parkland Blvd., Cleveland, Ohio 44124-4141, at 9:00 a.m. Eastern Daylight Time. Telephone (216) 896-2704.

## Form 10-K

Shareholders may request a free copy of Parker Hannifin's Annual Report to the Securities and Exchange Commission on Form 10-K by writing to the Secretary, Parker Hannifin Corporation, 6035 Parkland Blvd., Cleveland, Ohio 44124-4141.

## Certifications

Parker Hannifin has included as Exhibit 31 to its Annual Report on Form 10-K for fiscal year 2006 filed with the Securities and Exchange Commission certificates of its Chief Executive Officer and Chief Financial Officer certifying the quality of Parker Hannifin's public disclosure. Parker Hannifin has also submitted to the New York Stock Exchange (NYSE) a certificate of its Chief Executive Officer certifying that he was not aware of any violation by Parker Hannifin of NYSE corporate governance listing standards as of the date of the certification.

## Transfer Agent & Registrar

National City Bank
Department 5352, Shareholder Services Operations
P.O. Box 92301
Cleveland, Ohio 44193-0900
Telephone (800) 622-6757

shareholder.inquiries@nationalcity.com
www.nationalcitystocktransfer.com

## Dividend Reinvestment Plan

Parker Hannifin provides a Dividend Reinvestment Plan for its shareholders. Under the Plan, Parker pays all bank service charges and brokerage commissions. Supplemental cash payments are also an option. For information, contact:

National City Bank
Shareholder Services Administration
P.O. Box 94946
Cleveland, Ohio 44106-4946
Telephone (800) 622-6757

shareholder.inquiries@nationalcity.com
www.nationalcitystocktransfer.com

## Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, Cleveland, Ohio



OFFICE OF THE CHIEF EXECUTIVE: **Nick Vande Steeg**, President & Chief Operating Officer; **Don Washkewicz**, Chairman & Chief Executive Officer; **Tim Pistell**, Executive Vice President - Finance & Administration & Chief Financial Officer; **Jack Myslenski**, Executive Vice President - Sales, Marketing & Operations Support.



GROUP PRESIDENTS & OFFICERS: **Heinz Droxner**, Seal; **Bob Barker**, Aerospace; **Ricardo Machado**, Latin America; **John Oelslager**, Filtration; **Roger Sherrard**, Automation; **Tom Healy**, Climate & Industrial Controls; **Joe Vicic**, Asia Pacific; **Bob Bond**, Fluid Connectors; **Lee Banks**, Hydraulics; **Tom Williams**, Instrumentation.



CORPORATE OFFICERS: **Craig Maxwell**, Vice President - Technology & Innovation; **John Dedinsky**, Vice President - Global Supply Chain & Procurement, **Marwan Kashkoush**, Corporate Vice President - Worldwide Sales & Marketing; **Pam Huggins**, Vice President & Treasurer; **Dana Dennis**, Vice President & Controller; **Bill Eline**, Vice President - Chief Information Officer; **Tom Piraino**, Vice President, General Counsel & Secretary; **Dan Serbin**, Vice President - Human Resources.

Parker

**Parker Hannifin Corporation**
6035 Parkland Boulevard
Cleveland, Ohio 44124-4141
(216) 896-3000

**Product Information & Distributor Locations**
North America:
1-800-C-PARKER (1-800-272-7537)
Europe:
00800-C-PARKER-H (0800-2727-5374)

**Stock Information**

PH
LISTED
NYSE.

New York Stock Exchange, ticker symbol: PH
On the Internet at: www.phstock.com

**Worldwide Capabilities**
Parker Hannifin is the world's leading diversified manufacturer of motion and control technologies and systems. The company's engineering expertise spans the core motion technologies - electromechanical, hydraulic and pneumatic - with a full complement of fluid handling, filtration, sealing and shielding, climate control, process control and aerospace technologies.

See our capabilities online at: www.parker.com

**Investor Contact**
Pamela J. Huggins, Vice President & Treasurer
(216) 896-2240
phuggins@parker.com

**Media Contact**
Christopher M. Farage, Vice President - Corporate Communications
(216) 896-2750
cfarage@parker.com

**Career Opportunities**
Search for job openings and apply online at: www.parker.com/careers

# NTROL PRODUCT GROUPS






## FLUID CONNECTORS

**Key Markets**

Aerial lift
Agriculture
Bulk chemical handling
Construction machinery
Food & beverage
Fuel & gas delivery
Industrial machinery
Mining
Mobile
Oil & gas
Transportation
Welding

**Key Products**

Brass fittings & valves
Diagnostic equipment
Hose couplings
Industrial hose
PTFE hose & tubing
Quick couplings
Rubber & thermoplastic hose
Tube fittings & adapters
Tubing & plastic fittings



## HYDRAULICS

**Key Markets**

Aerial lift
Agriculture
Construction machinery
Forestry
Industrial machinery
Machine tool
Marine
Mining
Oil & gas
Power generation & energy
Truck hydraulics

**Key Products**

Accumulators
Hydraulic cylinders
Hydraulic motors & pumps
Hydraulic systems
Hydraulic valves & controls
Hydrostatic steering
Integrated hydraulic circuits
Power take-offs
Power units
Rotary actuators



## INSTRUMENTATION

**Key Markets**

Chemical & refining
Food & beverage
Medical & dental
Microelectronics
Oil & gas
Power generation

**Key Products**

Analytical sample conditioning products & systems
Chemical injection fittings & valves
Fluoropolymer chemical delivery fittings, valves & pumps
High purity gas delivery fittings, valves & regulators
Process control fittings, valves, regulators & manifold valves
Process control manifolds



## SEAL

**Key Markets**

Aerospace
Chemical processing
Consumer
Energy, oil & gas
Fluid power
General industrial
Information technology
Life sciences
Military
Semiconductor
Telecommunications
Transportation

**Key Products**

Dynamic seals
Elastomeric o-rings
EMI shielding
Extruded & precision-cut, fabricated elastomeric seals
High temperature metal seals
Homogeneous & inserted elastomeric shapes
Metal & plastic retained composite seals
Thermal management



# PARKER'S MOTION & CO






## AEROSPACE

### Key Markets

- Aircraft engines
- Business & general aviation
- Commercial transports
- Electronics cooling
- Helicopters
- Land-based weapons systems
- Military aircraft
- Missiles & launch vehicles
- Power generation & energy
- Regional transports
- Unmanned aerial vehicles

### Key Products

- Flight control systems & components
- Fluid conveyance systems
- Fluid metering, delivery & atomization devices
- Fuel systems & components
- Hydraulic systems & components
- Inert nitrogen generating systems
- Pneumatic systems & components
- Wheels & brakes

## CLIMATE & INDUSTRIAL CONTROLS

### Key Markets

- Agriculture
- Air conditioning
- Appliances
- Food & beverage
- Industrial & commercial refrigeration
- Industrial machinery
- Oil & gas
- Life sciences & medical
- Precision cooling
- Process
- Supermarkets
- Transportation

### Key Products

- Accumulators
- $CO_2$ controls
- Electronic controllers
- Filter driers
- Hand shut-off valves
- Heat exchangers
- Hose & fittings
- Pressure regulating valves
- Refrigerant distributors
- Safety relief valves
- Solenoid valves
- Thermostatic expansion valves

## AUTOMATION

### Key Markets

- Conveyor & material handling
- Factory automation
- Life sciences & medical
- Machine tools
- Packaging machinery
- Paper machinery
- Plastics machinery & converting
- Primary metals
- Semiconductor & electronics
- Transportation & automotive

### Key Products

- AC/DC drives & systems
- Air preparation
- Electric actuators, gantry robots & slides
- Human machine interfaces
- Manifolds
- Pneumatic accessories
- Pneumatic actuators & grippers
- Pneumatic valves & controls
- Rotary actuators
- Stepper motors, servo motors, drives & controls
- Structural extrusions
- Vacuum generators, cups & sensors

## FILTRATION

### Key Markets

- Food & beverage
- Industrial machinery
- Life sciences
- Marine
- Mobile equipment
- Oil & gas
- Power generation
- Process
- Transportation

### Key Products

- Analytical gas generators
- Compressed air & gas filters & dryers
- Condition monitoring
- Engine air, fuel & oil filtration & systems
- Hydraulic, lubrication & coolant filters
- Nitrogen, hydrogen & zero air generators
- Process, chemical, water & microfiltration filters






**Parker Hannifin Corporation**
6035 Parkland Boulevard
Cleveland, Ohio 44124-4141
(216) 896-3000



**di-ver-si-fi-ca-tion** \də- vər- sə- fə- ˈkā- shən\ n
**1 :** a strategic collection of technologies, products, locations, markets, talents and channels aimed at providing profitable growth and premier customer service; **2 :** a strategy enabling one to be less sensitive to changes, cycles and volatility in one's environment; **3 :** Parker Hannifin Corporation (NYSE : PH)

